Issuer Free Writing Prospectus dated May 16, 2014
Filed by 21st Century Oncology Holdings, Inc.
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-193877

21st Century Oncology Holdings, Inc.

Free Writing Prospectus

        On May 7, 2014, 21st Century Oncology Holdings, Inc. filed preliminary prospectuses (the "Preliminary Prospectuses") relating to the proposed offerings of common stock and Series A Mandatory Convertible Junior Non-Voting Preferred Stock (the "Offerings"). These Preliminary Prospectuses are included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-193877) that we filed with the Securities and Exchange Commission.

        This Free Writing Prospectus is being filed to advise you of the availability of revised preliminary prospectuses, dated May 15, 2014 (the "Updated Preliminary Prospectuses") and to provide you with a hyperlink to the current version of the Registration Statement on Form S-1, which includes the Updated Preliminary Prospectuses. The Updated Preliminary Prospectuses update, among other things, our financial results for the three months ended March 31, 2014. This Free Writing Prospectus presents below certain information included in the Updated Preliminary Prospectuses including information related to our Adjusted EBITDA for the three months ended March 31, 2013 and 2014, "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the following captions: "—Results of Operations—Three Months Ended March 31, 2013 and 2014" and "—Liquidity and Capital Resources." This Free Writing Prospectus also presents below our condensed consolidated financial statements which includes our unaudited condensed consolidated financial statements as of March 31, 2014 and for the three months ended March 31, 2014 and 2013, and these condensed consolidated financial statements are included in the Updated Preliminary Prospectuses. The Updated Preliminary Prospectuses form a part of our Registration Statement on Form S-1 (File No. 333-193877) to which this Free Writing Prospectus relates. You should carefully read the Updated Preliminary Prospectuses before deciding to invest in our common stock or Series A Mandatory Convertible Junior Non-Voting Preferred Stock.

        To review a filed copy of our current Registration Statement and the Updated Preliminary Prospectuses, click the following link on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

http://www.sec.gov/Archives/edgar/data/1503518/000104746914004988/a2220144zs-1a.htm

 Summary Historical Consolidated Financial and Other Data

        For the three months ended March 31, 2013 and 2014, our Adjusted EBITDA was $22,090 thousand and $30,649 thousand, respectively. A reconciliation of EBITDA to Adjusted EBITDA for those periods is as follows:

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
	(Unaudited) (dollars in thousands)
EBITDA	$17,153	$20,174
Adjustments:
Loss (gain) on foreign currency derivative contracts(a)	52	(4)
Fair value adjustment of earn-out liability(b)	—	199
Net income attributable to noncontrolling interests	364	936
Management fees(c)	258	170
Non-cash expenses(d)	1,118	723
Sale-lease back adjustments(e)	(305)	(303)
Acquisition-related costs(f)	1,059	4,491
Other expenses(g)	1,109	1,828
Litigation settlement(h)	632	757
Tradename/branding initiative(i)	171	342
Expenses associated with idle/closed treatment facilities(j)	479	1,201
Loss on sale leaseback transaction(k)	—	135

Adjusted EBITDA	$22,090	$30,649

(a)
Loss of foreign currency derivative contracts relating to foreign exchange option contracts to convert a significant portion of our forecasted foreign currency denominated net income into U.S. dollars to limit the adverse impact of a weakening Argentine peso against the U.S. dollar.

(b)
Fair value adjustment of earn-out liability.

(c)
Management fees accrued to our sponsor, Vestar.

(d)
Non-cash expenses including costs relating to stock compensation, amortization of straight-line rent, amortization of capital expenditures relating to warranty arrangements amortized to repairs and maintenance expense and non-cash equipment rent.

(e)
Sale-lease back adjustments relates to the adjustment of benefit derived from the classification of operating leases as finance obligations reflecting a reclassification of interest expense and depreciation and amortization expense as rent expense.

(f)
Acquisition related costs associated with Accounting Standards Codification ("ASC") 805, Business Combinations, including professional fees, corporate development, integration and due diligence costs relating to the acquisition of medical practices.

(g)
Other expenses include loss on sale of assets, severance payments related to staff reductions, tail premiums paid on terminated physicians, franchise taxes and costs related to consulting services on Medicare reimbursement.

(h)
Litigation settlement associated with the termination of certain physicians and a loss contingency reserve related to the Medicare diagnostic testing matter.

(i)
Expenses related to the costs associated with the Company's tradename and branding initiatives.

(j)
Expenses associated with idle/closed radiation therapy treatment facilities.

(k)
Loss on lease refinancing of medical equipment.

 Capitalization

        The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2014 on:

  •
  an actual basis; and

  •
  an "as adjusted" basis to give effect to the following:

  i.
  the approximately 15,965 -for- 1 stock split to take place immediately prior to the completion of the offerings;

  ii.
  the transactions described in "Unaudited Pro Forma Condensed Consolidated Combined Financial Information";

  iii.
  the sale of 13,333,333 shares of our common stock in the common stock offering by us at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us;

  iv.
  the sale of 1,500,000 shares of our Series A preferred stock in the Series A preferred stock offering, which is contingent upon the closing of the common stock offering, at a public offering price of $50.00 per share of Series A preferred stock, after deducting the underwriting discounts and commissions and expenses to be incurred by us in connection with the Series A preferred stock offering; and

  v.
  the application of the net proceeds of the offerings as described under "Use of Proceeds."

        You should read the following table in conjunction with the sections entitled "Use of Proceeds," "Selected Historical Consolidated Financial and Other Data," "Unaudited Pro Forma Condensed Consolidated Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	March 31, 2014
	Actual	As Adjusted(1)
	(in millions)
Cash and cash equivalents	$12.3	$12.3

Debt:
Revolving Credit Facility(2)	65.0	17.6
Term Facility(3)	88.2	—
Secured Notes(4)	349.0	349.0
Subordinated Notes	377.9	377.9
OnCure Notes	75.0	48.7 (5)
Capital leases	88.7	88.7
Term Loan B Facility (SFRO)(6)	57.4	—
Term Loan A Facility (SFRO)(7)	7.7	—
Other notes payable and seller financing notes	9.8	9.8

Total debt	$1,118.7	$891.7
Stockholders' Equity:
Common Stock, $0.01 par value, 1,028 shares authorized, issued and outstanding	—	—
Common stock, $0.0001 par value, 200,000,000 shares authorized; 29,745,520 shares issued and outstanding, on an as adjusted basis	—	—
Series A mandatory convertible junior non-voting preferred stock, $0.0001 par value, 50,000,000 shares authorized; 1,500,000 shares issued and outstanding, on an as adjusted basis(8)	—	—
Additional paid-in-capital	651.0	891.0
Accumulated deficit	(748.4)	(756.5)
Accumulated other comprehensive loss	(35.4)	(35.4)

Total 21st Century Oncology Holdings, Inc. stockholders' (deficit) equity	(132.8)	99.1

Total capitalization	$985.9	$990.8

(1)
A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share of common stock, the midpoint of the range set forth on the cover of this prospectus, would increase or decrease the amount of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $13.3 million, assuming the number of shares of common stock offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease the amount of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $15.0 million, assuming the assumed initial public offering price remains the same.

(2)
In connection with the offerings, we intend to enter into a new $210 million revolving credit facility which will replace our existing Revolving Credit Facility. For additional details, see "Prospectus Summary—Recent Developments—Refinancing Transactions."

(3)
Does not include approximately $2.0 million of original issue discount.

(4)
Following the closing of the offerings, we intend to enter into a new first lien term loan facility and use the proceeds therefrom to repurchase all of our outstanding Secured Notes. For additional details, see "Prospectus Summary—Recent Developments—Refinancing Transactions."

(5)
Does not reflect the redemption of approximately $2.6 million of OnCure Notes held in escrow.

(6)
Does not include approximately $2.6 million of original issue discount. We intend to use the net proceeds of the offerings to repay all amounts outstanding under the SFRO Credit Agreement. See "Use of Proceeds."

(7)
Represents SFRO's other outstanding indebtedness. Does not include approximately $0.2 million of original issue discount. We intend to use the net proceeds of the offerings to repay all amounts outstanding under SFRO's other outstanding indebtedness. See "Use of Proceeds."

(8)
Although a final determination cannot be made until final determination of the terms, we currently believe the Series A preferred stock will be classified as permanent equity.

 Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

        The following summary results of operations data are qualified in their entirety by reference to, and should be read in conjunction with, our unaudited condensed consolidated financial statements and the accompanying notes and our audited consolidated financial statements and the accompanying notes, included in this prospectus, and other financial information included in this prospectus.

Three Months Ended March 31, 2013 and 2014

        The following table summarizes key operating statistics of our results of operations for our domestic U.S. operations for the three months ended March 31, 2013 and 2014:

	Three Months Ended March 31,
Domestic U.S.	2013	2014	% Change
Number of treatment days	63	63	0.0%
Total RVU's—freestanding centers	2,718,893	3,793,809	39.5%
RVU's per day—freestanding centers	43,157	60,219	39.5%
Percentage change in RVU's per day—freestanding centers—same market basis	(7.5%)	0.8%
Total treatments—freestanding centers	125,670	191,993	52.8%
Treatments per day—freestanding centers	1,995	3,048	52.8%
Percentage change in revenue per treatment freestanding centers—same market basis	(5.5%)	3.2%
Percentage change in treatments per day freestanding centers—same market basis	0.0%	3.4%
Percentage change in freestanding revenues same market basis	(7.0%)	6.8%
Radiation oncology cases completed:
3-D cases	1,755	1,835
IMRT cases	2,798	2,920
Other cases	527	523

Total radiation oncology cases completed	5,080	5,278	3.9%

Treatments per radiation oncology case completed	24.2	23.8
Revenue per radiation oncology case	$19,144	$19,066
Number of employed, contracted and affiliated physicians:
Radiation oncologists	111	178
Urologists	108	163
Surgeons	35	46
Medical oncologists	24	42
Gynecologic oncologists	5	7
Other physicians	11	18
Affiliated physicians	281	317

Total physicians	575	771	34.1%

Treatment centers—freestanding (global)	122	173	41.8%
Treatment centers—hospital/other groups (global)	5	12	140.0%

Total treatment centers	127	185	45.7%

Days sales outstanding at quarter end	35	35

	Three Months Ended March 31,
Domestic U.S.	2013	2014
Net patient service revenue—professional services only (in thousands)	$52,904	$70,859
Net patient service revenue—excluding physician practice expense (in thousands)	$171,973	$235,547

        The following table summarizes key operating statistics of our results of operations for our international operations, which are operated through MDLLC and its subsidiaries for the three months ended March 31, 2013 and 2014:

	Three Months Ended March 31,
International	2013	2014	% Change
Number of new cases
2-D cases	990	766
3-D cases	2,245	2,869
IMRT / IGRT cases	372	646

Total	3,607	4,281	18.7%

Revenue per radiation oncology case	$5,734	$4,946

International

        Comparison of the Three Months Ended March 31, 2013 and 2014.    MDLLC's total revenues increased $0.5 million, or 2.4%, from $20.7 million to $21.2 million for the three months ended March 31, 2014 as compared to the three months ended March 31, 2013. Total revenue was positively impacted by $0.5 million of revenue from the acquisition of a center in Guatemala City, Guatemala in January 2014, growth in cases and an improvement in treatment mix offset by the impact of a significant depreciation in the Argentine Peso as compared to the same period in 2013. Case growth increased by 674 or 18.7% during the quarter. The trend toward more clinically-advanced treatments, which require more time to complete, continued during the quarter with an increase in the number of higher-revenue IMRT/IGRT treatments and 3D treatments versus 2D treatments as compared to the same period in 2013.

        Facility gross profit decreased $0.4 million, or 3.4% from $11.8 million to $11.4 million for the three months ended March 31, 2014 as compared to the three months ended March 31, 2013. Facility-level gross profit as a percentage of total revenues decreased to 57.2% from 53.9%. Increases in medical supplies, facility rent, incremental depreciation expense relating to our continued growth and investment in Latin America, expenses related to two centers which are anticipated to open later in 2014, as well as local inflation was offset by a decrease in physician compensation.

        The following table presents summaries of our results of operations for the three months ended March 31, 2013 and 2014.

(in thousands)	Three Months Ended March 31, 2013		Three Months Ended March 31, 2014
Revenues:
Net patient service revenue	$171,973	98.8%	$213,908	91.7%
Management fees	—	—	16,597	7.1
Other revenue	2,004	1.2	2,892	1.2

Total revenues	173,977	100.0	233,397	100.0
Expenses:
Salaries and benefits	96,253	55.3	125,909	53.9
Medical supplies	15,842	9.1	21,734	9.3
Facility rent expenses	10,183	5.9	15,495	6.6
Other operating expenses	10,276	5.9	14,381	6.2
General and administrative expenses	20,735	11.9	30,114	12.9
Depreciation and amortization	15,171	8.7	20,722	8.9
Provision for doubtful accounts	3,075	1.8	4,296	1.8
Interest expense, net	19,944	11.5	27,527	11.8
Loss on sale leaseback transaction	—	—	135	0.1
Fair value adjustment of earn-out liability	—	—	199	0.1
Loss on foreign currency transactions	44	—	28	—
(Gain) loss on foreign currency derivative contracts	52	—	(4)	—

Total expenses	191,575	110.1	260,536	111.6

Loss before income taxes	(17,598)	(10.1)	(27,139)	(11.6)
Income tax (benefit) expense	1,779	1.0	2,106	0.9

Net loss	(19,377)	(11.1)	(29,245)	(12.5)
Net income attributable to noncontrolling interests—redeemable and non-redeemable	(364)	(0.2)	(936)	(0.4)

Net loss attributable to 21st Century Oncology Holdings, Inc. shareholder	$(19,741)	(11.3)%	$(30,181)	(12.9)%

Comparison of the Three Months Ended March 31, 2013 and 2014

Revenues

        Net patient service revenue.    For the three months ended March 31, 2013 and 2014, net patient service revenue comprised 98.8% and 91.7%, respectively, of our total revenues. In our net patient service revenue for the three months ended March 31, 2013 and 2014, revenue from the professional-only component of radiation therapy where we do not bill globally and revenue from the practices of medical specialties other than radiation oncology, comprised approximately 30.4%, of our total revenues.

        Management fees.    Certain of the Company's physician groups receive payments for their services and treatments rendered to patients covered by Medicare, Medicaid, third-party payors and self-pay. Management fees are recorded at the amount earned by the Company under the management services agreements. Services rendered by the respective physician groups are billed by the Company, as the exclusive billing agent of the physician groups, to patients, third-party payors, and others. The Company's management fees are dependent on the EBITDA (or in one case, revenue) of each treatment center. For the three months ended March 31, 2014, management fees comprised 7.1% of our total revenues. These management fees are a result of the OnCure transaction, which closed on October 25, 2013.

        Other revenue.    For the three months ended March 31, 2013 and 2014, other revenue comprised approximately 1.2% of our total revenues. Other revenue is primarily derived from management services provided to hospital radiation therapy departments, technical services provided to hospital radiation therapy departments, billing services provided to non-affiliated physicians, gain and losses from sale/disposal of medical equipment, equity interest in net earnings/losses of unconsolidated joint ventures and income for equipment leased by joint venture entities.

        Total revenues.    Total revenues increased by $59.4 million, or 34.2%, from $174.0 million for the three months ended March 31, 2013 to $233.4 million for the three months ended March 31, 2014. Total revenue was positively impacted by $58.6 million due to our expansion into new practices and treatments centers in existing local markets and new local markets during 2013 and 2014 through the acquisition of several urology, medical oncology and surgery practices in Arizona, Florida, Nevada, New Jersey, New York, North Carolina and Rhode Island and the acquisition of physician radiation practices in Argentina, Arizona, California, Guatemala, Florida, Indiana, North Carolina, Mexico and the opening of two de novo centers as follows:

Date	Sites	Location	Market	Type
May 2013	3	Cape Coral/Ft. Myers/ Bonita Springs—Florida	Lee County—Florida	Acquisition
May 2013	2	Naples—Florida	Collier County—Florida	Acquisition
June 2013	1	Casa Grande—Arizona	Central Arizona	Joint Venture Acquisition
July 2013	1	Latin America	International (Mexico)	Acquisition
September 2013	1	Latin America	International (Argentina)	De Novo (Hospital Campus)
October 2013	30	California/Indiana/ Florida	California/Indiana/ Florida	Acquisition—OnCure Freestanding
October 2013	3	Indiana	Indiana	Acquisition—OnCure professional/other
October 2013	1	Roanoke Rapids, North Carolina	Eastern North Carolina	Acquisition
January 2014	1	Guatemala	International (Guatemala)	Acquisition
February 2014	17	Miami/Dade/Palm Beach/Broward counties—Florida	Miami/Dade/Palm Beach counties—Florida	Acquisition—SFRO Freestanding
February 2014	4	Miami/Dade/Palm Beach counties—Florida	Miami/Dade/Palm Beach counties—Florida	Acquisition—SFRO professional/other
February 2014	1	Westchester/Bronx/Long Island—New York	Westchester/Bronx/Long Island—New York	De Novo
March 2014	1	Latin America	International (Argentina)	Acquisition

        Revenues in our existing local markets and practices increased by approximately $0.8 million.

Expenses

        Salaries and benefits.    Salaries and benefits increased by $29.6 million, or 30.8%, from $96.3 million for the three months ended March 31, 2013 to $125.9 million for the three months ended March 31, 2014. Salaries and benefits as a percentage of total revenues decreased from 55.3% for the three months ended March 31, 2013 to 53.9% for the three months ended March 31, 2014. Additional staffing of personnel and physicians due to our development and expansion in several urology, medical oncology and surgery practices in Arizona, Florida, Nevada, New Jersey, New York, North Carolina and Rhode Island and the acquisitions of treatment centers in existing local markets during the latter part of 2013 and 2014 contributed $25.9 million to our salaries and benefits. In December 2013, we implemented a new equity-incentive plan, which decreased stock compensation by approximately $0.2 million in 2014. For existing practices and centers within our local markets, salaries and benefits increased $3.9 million due increased salaries related to our physician liaison program and the expansion of our senior management team offset by decreases in our compensation arrangements with certain radiation oncologists.

        Medical supplies.    Medical supplies increased by $5.9 million, or 37.2%, from $15.8 million for the three months ended March 31, 2013 to $21.7 million for the three months ended March 31, 2014. Medical supplies as a percentage of total revenues increased from 9.1% for the three months ended March 31, 2013 to 9.3% for the three months ended March 31, 2014. Medical supplies consist of patient positioning devices, radioactive seed supplies, supplies used for other brachytherapy services, pharmaceuticals used in the delivery of radiation therapy treatments and chemotherapy-related drugs and other medical supplies. Approximately $4.9 million of the increase was related to our development and expansion in several urology, medical oncology and surgery practices in Arizona, Florida, Nevada, New Jersey, New York, North Carolina and Rhode Island and the acquisitions of treatment centers in existing local markets during the latter part of 2013 and 2014. In our remaining practices and centers in existing local markets, medical supplies increased by approximately $1.0 million as we continue to see stable patient volumes and treatment counts in our existing local markets. These pharmaceuticals and chemotherapy medical supplies are principally reimbursable by third-party payers.

        Facility rent expenses.    Facility rent expenses increased by $5.3 million, or 52.2%, from $10.2 million for the three months ended March 31, 2013 to $15.5 million for the three months ended March 31, 2014. Facility rent expenses as a percentage of total revenues increased from 5.9% for the three months ended March 31, 2013 to 6.6% for the three months ended March 31, 2014. Facility rent expenses consist of rent expense associated with our treatment center locations. Approximately $5.2 million of the increase was related to our development and expansion in several urology, medical oncology and surgery practices in Arizona, Florida, Nevada, New Jersey, New York, North Carolina and Rhode Island and the acquisitions of treatment centers in existing local markets during the latter part of 2013 and 2014. Facility rent expense in our remaining practices and centers in existing local markets increased by approximately $0.1 million.

        Other operating expenses.    Other operating expenses increased by $4.1 million or 39.9%, from $10.3 million for the three months ended March 31, 2013 to $14.4 million for the three months ended March 31, 2014. Other operating expense as a percentage of total revenues increased from 5.9% for the three months ended March 31, 2013 to 6.2% for the three months ended March 31, 2014. Other operating expenses consist of repairs and maintenance of equipment, equipment rental and contract labor. Approximately $3.9 million of the increase was related to our development and expansion in several urology, medical oncology and surgery practices in Arizona, Florida, Nevada, New Jersey, New York, North Carolina and Rhode Island and the acquisitions of treatment centers in existing local markets during the latter part of 2013 and 2014. Approximately $0.2 million relates to equipment rental expense relating to medical equipment refinancing.

        General and administrative expenses.    General and administrative expenses increased by $9.4 million or 45.2%, from $20.7 million for the three months ended March 31, 2013 to $30.1 million for the three months ended March 31, 2014. General and administrative expenses principally consist of professional service fees, consulting, office supplies and expenses, insurance, marketing and travel costs. General and administrative expenses as a percentage of total revenues increased from 11.9% for the three months ended March 31, 2013 to 12.9% for the three months ended March 31, 2014. The net increase of $9.4 million in general and administrative expenses was due to an increase of approximately $4.6 million relating to our development and expansion in several urology, medical oncology and surgery practices in Arizona, Florida, Nevada, New Jersey, New York, North Carolina and Rhode Island and the acquisitions of treatment centers in existing local markets during the latter part of 2013 and 2014. In addition there was an increase of approximately $0.1 million in litigation settlements with certain physicians, $0.4 million related to expenses for consulting services for the CMS 2014 fee schedule, $3.3 million in diligence costs relating to acquisitions and potential acquisitions of physician practices, $0.2 million relating to our rebranding initiatives, and an increase of approximately $0.8 million in our remaining practices and treatments centers in our existing local markets.

        Depreciation and amortization.    Depreciation and amortization expense increased by $5.5 million or 36.6%, from $15.2 million for the three months ended March 31, 2013 to $20.7 million for the three months ended March 31, 2014. Depreciation and amortization expense as a percentage of total revenues increased from 8.7% for the three months ended March 31, 2013 to 8.9% for the three months ended March 31, 2014. The change in depreciation and amortization was due to an increase of approximately $5.6 million relating to our development and expansion in several urology, medical oncology and surgery practices in Arizona, Florida, Nevada, New Jersey, New York, North Carolina and Rhode Island and the acquisitions of treatment centers in existing local markets during the latter part of 2013 and 2014. An increase in capital expenditures related to our investment in advanced radiation treatment technologies in certain local markets increased our depreciation and amortization by approximately $0.2 million offset by a decrease of approximately $0.3 million in amortization of certain non-compete agreements.

        Provision for doubtful accounts.    The provision for doubtful accounts increased by $1.2 million, or 39.7%, from $3.1 million for the three months ended March 31, 2013 to $4.3 million for the three months ended March 31, 2014. The provision for doubtful accounts as a percentage of total revenues was 1.8% for the three months ended March 31, 2014 and 2013. We continue to reduce our provision for doubtful accounts as we continue to make progress in improving the overall collection process, including centralization of the prior authorization process, with standardization process supporting peer to peer justification of medical necessity, improvements in payment posting timeliness, electronic submission of documentation to Medicare carriers, Medicaid eligibility retro scrubbing of self pay patients, automated insurance rebilling, focused escalation process for claims in Medical Review with insurers, collector productivity and quality tracking and monitoring, and improved processes at the treatment centers to collect co-pay amounts at the time of service.

        Interest expense, net.    Interest expense, increased by $7.6 million, or 38.0%, from $19.9 million for the three months ended March 31, 2013 to $27.5 million for the three months ended March 31, 2014. The increase is primarily attributable to additional debt obligations predominately relating to our senior credit facility. As of March 31, 2014, we had approximately $90.0 million outstanding in our Term Facility and $65.0 million outstanding in our Revolver Credit Facility. The increase is also attributable to recent acquisitions. Pursuant to the SFRO acquisition, we entered into the SFRO Credit Agreement which provides for a $60 million Term B Loan, $7.9 million Term A Loan and assumed capital lease obligations. The OnCure transaction included the issuance of $82.5 million in senior secured notes which accrue interest at a rate of 11.75% per annum and additional capital lease financing.

        Loss on sale leaseback transaction.    In March 2014, the Company entered into a sale leaseback transaction with a financial institution. The sale leaseback transaction related to medical equipment. Proceeds from the sale were approximately $5.7 million. The Company recorded a loss on the sale leaseback transaction of approximately $0.1 million.

        Fair value adjustment of earn-out liability.    On October 25, 2013, we completed the acquisition of OnCure. The transaction was funded through a combination of cash on hand, borrowings from our senior secured credit facility and the issuance of $82.5 million in senior secured notes of OnCure, which accrue interest at a rate of 11.75% per annum and mature January 15, 2017, of which $7.5 million included in other long-term liabilities in the consolidated balance sheets, is subject to escrow arrangements and will be released to holders upon satisfaction of certain conditions (the "earn out payment"). The Company recorded an estimated earn out payment at the time of the closing of the transaction. The earn out payment is contingent upon certain acquired centers attaining earnings before interest, taxes, depreciation and amortization targets, is due on December 31, 2015, and is payable through the issuance of the 11.75% senior secured notes. At March 31, 2014, we estimated the fair value of the contingent earn out liability and increased the liability due to the seller by approximately $0.2 million. We recorded the $0.2 million to expense in the fair value adjustment caption in the consolidated statements of operations and comprehensive loss.

        Income taxes.    Our effective tax rate was (7.8)% for the three months ended March 31, 2014 and (10.1)% for the three months ended March 31, 2013. The change in the effective rate for the first quarter of 2014 compared to the same period of the year prior is primarily the result of the relative mix of earnings and tax rates across jurisdictions and the application of ASC 740-270 to exclude certain jurisdictions for which we are unable to benefit from losses. As a result, on an absolute dollar basis, the expense for income taxes changed by $0.3 million from the income tax expense of $1.8 million for the three months ended March 31, 2013 to an income tax expense of $2.1 million for the three months ended March 31, 2014.

        Our future effective tax rates could be affected by changes in the relative mix of taxable income and taxable loss jurisdictions, changes in the valuation of deferred tax assets or liabilities, or changes in tax laws or interpretations thereof. We monitor the assumptions used in estimating the annual effective tax rate and make adjustments, if required, throughout the year. If actual results differ from the assumptions used in estimating our annual effective tax rates, future income tax expense (benefit) could be materially affected.

        In addition, we are periodically under audit by federal, state, or local authorities in the areas of income taxes and other taxes. These audits include questioning the timing and amount of deductions and compliance with federal, state, and local tax laws. We regularly assess the likelihood of adverse outcomes from these audits to determine the adequacy of our provision for income taxes. To the extent we prevail in matters for which accruals have been established or are required to pay amounts in excess of such accruals, the effective tax rate could be materially affected.

        Net loss.    Net loss increased by $9.9 million, from $19.4 million in net loss for the three months ended March 31, 2013 to $29.2 million net loss for the three months ended March 31, 2014. Net loss represents 11.1% of total revenues for the three months ended March 31, 2013 and 12.5% of total revenues for the three months ended March 31, 2014.

Liquidity and Capital Resources

        We are highly leveraged. As of March 31, 2014, we had $1.2 billion of long-term debt and other long-term liabilities outstanding. Over the next year, the interest and principal payments due under our various debt agreements are approximately $99.1 million and $27.5 million, respectively. As of May 12, 2014, we had unrestricted cash of approximately $27.4 million and approximately $15.1 million of availability under our Revolving Credit Facility. We had to draw on our Revolving Credit Facility in order to make the April 15, 2014 interest payment of approximately $18.8 million. In addition, we routinely extend vendor payments beyond stated terms during the periods preceding semi-annual interest payments in order to conserve cash and liquidity. Working capital was $9.1 million at December 31, 2013 and declined to a working capital deficit of $(18.7) million at March 31, 2014, primarily due to an increase of approximately $21.0 million in accrued interest. At May 12, 2014, approximately $7.8 million of accounts payable had aged beyond stated terms. We intend to pay these accounts payable over the next three to four weeks. We also intend to make the May 15, 2014 interest payment of approximately $15.5 million from our unrestricted cash balance.

        Our high level of debt could have adverse effects on our business and financial condition. Specifically, our high level of debt could have important consequences, including the following:

  •
  making it more difficult for us to satisfy our obligations with respect to debt;

  •
  limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

  •
  requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes;

  •
  increasing our vulnerability to general adverse economic and industry conditions;

  •
  limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

  •
  placing us at a disadvantage compared to other, less leveraged competitors; and

  •
  increasing our cost of borrowing.

        Our ability to make scheduled payments on and to refinance our indebtedness depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors beyond our control, including the availability of financing in the international banking and capital markets.

        We have experienced and continue to experience losses from operations. We reported a net loss of approximately $78.2 million, $151.1 million and $349.9 million for the years ended December 31, 2013, 2012 and 2011, respectively, and $29.2 million and $19.4 million for the three month periods ended March 31, 2014 and 2013, respectively. Our ability to continue as a going concern is dependent on obtaining additional capital, restructuring its indebtedness and, ultimately, achieving profitable operations.

        We have several initiatives designed to increase revenue and profitability through strategic acquisitions, improvements in commercial payer contracting, development and expansion of our ICC model, and realignment of physician compensation arrangements.

        Although we are significantly leveraged, we expect that the current cash balances and cash generated from operations will be sufficient to meet working capital, capital expenditure, debt service and other cash needs for the next year; however, there can be no assurances that we will be able to generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to service our debt, refinance our debt or fund other liquidity needs.

        In the event we are unable to generate sufficient cash to support our ongoing operations and are unsuccessful in completing our planned initial public offering, we will need to seek additional debt financing. We may need to restructure or refinance all or a portion of our debt, which could cause us to default on our debt obligations and impair our liquidity. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict business operations.

        Our principal capital requirements are for working capital, acquisitions, medical equipment replacement and expansion and de novo treatment center development. Working capital and medical equipment are funded through cash from operations, supplemented, as needed, by lease lines of credit. Borrowings under these lease lines of credit are recorded on our balance sheets. The construction of de novo treatment centers is funded directly by third parties and then leased to us. We finance our operations, capital expenditures and acquisitions through a combination of borrowings and cash generated from operations.

Cash Flows From Operating Activities

Comparison of the Three Months Ended March 31, 2013 and 2014

        Net cash provided by operating activities for the three month periods ended March 31, 2013 was $8.1 million. Net cash used in operating activities for the three month periods ended March 31, 2014 was $0.3 million.

        Net cash used in operating activities decreased by $8.4 million from $8.1 million in cash provided by operating activities for the three month period ended March 31, 2013 to $0.3 million in cash used in operating activities for the three month period ended March 31, 2014 predominately due to additional interest payments on our debt relating to our senior credit facility. As of March 31, 2014, we had approximately $90.0 million outstanding in our Term Facility and $65.0 million outstanding in our Revolving Credit Facility.

        Cash at March 31, 2014 held by our foreign subsidiaries was $2.9 million. We consider these cash flows to be permanently invested in our foreign subsidiaries and therefore do not anticipate repatriating any excess cash flows to the U.S. We anticipate we can adequately fund our domestic operations from cash flows generated solely from our U.S. business. We believe that the magnitude of our growth opportunities outside of the U.S. will cause us to continuously reinvest foreign earnings. We do not require access to the earnings and cash flow of our international subsidiaries to fund our U.S. operations.

Cash Flows From Investing Activities

Comparison of the Three Months Ended March 31, 2013 and 2014

        Net cash used in investing activities for the three month periods ended March 31, 2013 and 2014 was $10.2 million and $79.0 million, respectively.

        Net cash used in investing activities increased by $68.8 million from $10.2 million for the three month period ended March 31, 2013 to $79.0 million for the three month period ended March 31, 2014. In 2014, net cash used in investing activities was impacted by approximately $49.3 million in the acquisition of medical practices. On January 13, 2014, Carepoint purchased the membership interest in Quantum Care, LLC for approximately $1.9 million. On January 15, 2014, we purchased a 69% interest in a legal entity that operates a radiation oncology facility in Guatemala City, Guatemala for approximately $0.9 million plus the assumption of approximately $3.1 million in debt. On February 10, 2014, we purchased a 65% equity interest in South Florida Radiation Oncology for approximately $60 million, subject to working capital and other customary adjustments. The transaction was primarily funded with the proceeds of a new $60 million term loan facility that accrues interest at the Eurodollar Rate plus a margin of 10.50% per annum and matures on January 15, 2017 and $7.9 million of term loans to refinance existing SFRO debt. In addition we reflected approximately $11.7 million in restricted cash relating to the SFRO existing debt and an indemnity escrow for the determination of the final purchase price. On March 26, 2014 we purchased a 75% interest in a legal entity that operates a radiation oncology facility in Villa Maria, Argentina for approximately $0.5 million. During 2014, we acquired the assets of several physician practices in Florida for approximately $0.3 million. During 2014, we purchased approximately $19.1 million in property and equipment. We have one of the most technically-advanced radiation equipment platforms in the industry. A significant portion of this spend is for growth related projects. This includes the upgrade of technology and equipment at the legacy OnCure centers to expand capacity as well as add SRS capacity, and Medical Developers' growth.

        In 2013, net cash used in investing activities was impacted by approximately $0.1 million in cash paid for the assets of several physician practices in Arizona, and North Carolina and approximately $0.2 million in contribution of capital to an unconsolidated joint venture.

Cash Flows From Financing Activities

Comparison of the Three Months Ended March 31, 2013 and 2014

        Net cash used in financing activities for the three month period ended March 31, 2013 was $2.6 million and net cash provided by financing activities for the three month period ended March 31, 2014 was $74.2 million.

        In January 2014, we sold a 20% share of our Southern New England Regional Cancer Care joint venture each to Care New England Health System ("CNE") and Roger Williams Medical Center. Also during the quarter CNE acquired a 20% interest in our Roger Williams Medical Center joint venture. We received payments of approximately $1.3 million from the issuance of noncontrolling interests in these joint ventures.

        On February 10, 2014, 21C East Florida and South Florida Radiation Oncology Coconut Creek, LLC ("Coconut Creek"), a subsidiary of SFRO, as borrowers (the "Borrowers"), the several lenders and other financial institutions or entities from time to time parties thereto and Cortland Capital Market Services LLC as administrative agent and collateral agent entered into the SFRO Credit Agreement. The SFRO Credit Agreement provides for a $60 million Term B Loan in favor of 21C East Florida ("Term B Loan") and $7.9 million Term A Loan in favor of Coconut Creek issued for purposes of refinancing existing SFRO debt ("Term A Loan" and together with the Term B Loan, the "SFRO Term Loans"). The SFRO Term Loans each have a maturity date of January 15, 2017. We incurred approximately $1.0 million in deferred financing costs relating to the SFRO debt.

        We had partnership distributions from non-controlling interests of approximately $0.2 million and $0.1 million in the three month periods ended 2013 and 2014, respectively.

Term Loan A and B Facilities

        On February 10, 2014, 21C East Florida and South Florida Radiation Oncology Coconut Creek, LLC ("Coconut Creek"), a subsidiary of SFRO, as borrowers (the "Borrowers"), the several lenders and other financial institutions or entities from time to time parties thereto and Cortland Capital Market Services LLC as administrative agent and collateral agent entered into the SFRO Credit Agreement. The SFRO Credit Agreement provides for a $60 million Term B Loan in favor of 21C East Florida ("Term B Loan") and $7.9 million Term A Loan in favor of Coconut Creek issued for purposes of refinancing existing SFRO debt ("Term A Loan" and together with the Term B Loan, the "SFRO Term Loans"). The SFRO Term Loans each have a maturity date of January 15, 2017.

        The SFRO Term Loans are subject to the following interest rates:

        (a)   for Term A Loans, for any interest period, at a rate per annum equal to (i) a floating index rate per annum equal to (A) the rate per annum determined on the basis of the rate for six month dollar deposits appearing on Reuters Screen LIBOR01 Page as of 11:00 A.M., London time, two business days prior to the beginning of such interest period divided by (B) 1.0 minus the then stated maximum rate of all reserve requirements applicable to any member bank of the Federal Reserve System in respect of Eurocurrency funding or liabilities as defined in Regulation D (or any successor category of liabilities under Regulation D) (provided that such floating index rate shall not be less than 1.25% per annum) (the "Eurodollar Rate"), plus (ii) an applicable margin equal to 5.75% per annum (provided that such rate per annum shall be 6.75% if Treasure Coast Medicine, LLC ("Treasure Coast Medicine") has not become a guarantor of the Term A Loan on or before the first interest payment date on or after February 10, 2014 and until the first occurring interest payment date on which Treasure Coast Medicine is a guarantor of the Term A Loan); and

        (b)   for Term B Loans, for any interest period, payable in cash (a "Cash Interest Payment") at a rate per annum equal to (i) the Eurodollar Rate, plus (ii) an applicable margin equal to 10.5% per annum (the "Cash Interest Rate"). Notwithstanding the foregoing, 21C East Florida may elect to have the Term B Loans bear interest for each day during any interest period payable as follows: (i) for the interest periods ending July 15, 2014 and January 15, 2015, at a rate equal to the Eurodollar Rate plus 11.75% per annum (the "PIK Interest Rate"), which interest shall be paid on the applicable interest payment date by adding the amount of such interest to the aggregate principal amount of the outstanding Loan (a "PIK Interest Payment"), (ii) for the interest periods ending July 15, 2015 and January 15, 2016, (A) one-quarter of the daily principal balance of the Term B Loans at the Cash Interest Rate payable as a Cash Interest Payment, plus (B) three-quarters of the daily principal balance of the Term B Loans at the PIK Interest Rate payable as a PIK Interest Payment, or (iii) for the interest periods ending July 15, 2016 and January 15, 2017,

(A) one-half at the Cash Interest Rate as a Cash Interest Payment plus (B) one-half of the daily principal balance of the Term B Loans at the PIK Interest Rate payable as a PIK Interest Payment.

        The SFRO Credit Agreement contains customary events of default, including with respect to nonpayment of principal, interest, fees or other amounts; material inaccuracy of a representation or warranty when made; failure to perform or observe covenants; cross default to other material indebtedness; bankruptcy and insolvency events; inability to pay debts; monetary judgment defaults; actual or asserted invalidity or impairment of any definitive loan documentation and a change of control.

        The obligations under the SFRO Credit Agreement of (i) 21C East Florida are secured on a first priority basis by security interests in substantially all of 21C East Florida's tangible and intangible assets (subject to certain exceptions) and (ii) Coconut Creek are secured by certain assets of Coconut Creek.

        We believe available borrowings under our credit facilities, together with our cash flows from operations, will be sufficient to fund our currently anticipated operating requirements. To the extent available borrowings and cash flows from operations are insufficient to fund future requirements, we may be required to seek additional financing through additional increases in our Credit Facilities, negotiate additional credit facilities with other lenders or institutions or seek additional capital through private placements or public offerings of equity or debt securities. No assurances can be given that we will be able to extend or increase our senior secured credit facilities, secure additional bank borrowings or lease line of credit or complete additional debt or equity financings on terms favorable to us or at all. Our ability to meet our funding needs could be adversely affected if we experience a decline in our results of operations, or if we violate the covenants and other restrictions to which we are subject under our senior secured credit facilities.

Finance Obligation

        We lease certain of our treatment centers (each, a "facility" and, collectively, the "facilities") and other properties from partnerships that are majority-owned by related parties (each, a "related party lessor" and, collectively, the "related party lessors"). See "Certain Relationships and Related Party Transactions." The related party lessors construct the facilities in accordance with our plans and specifications and subsequently lease these facilities to us. Due to the related party relationship, we are considered the owner of these facilities during the construction period pursuant to the provisions of ASC 840-40, "Sale-Leaseback Transactions" ("ASC 840-40"). In accordance with ASC 840-40, we record a construction in progress asset for these facilities with a corresponding finance obligation during the construction period. These related parties guarantee the debt of the related party lessors, which is considered to be "continuing involvement" pursuant to ASC 840-40. Accordingly, these leases did not qualify as a normal sale-leaseback at the time that construction was completed and these facilities were leased to us. As a result, the costs to construct the facilities and the related finance obligation are recorded on our consolidated balance sheets after construction was completed. The construction costs are included in "Real Estate Subject to Finance Obligation" in the consolidated balance sheets and the accompanying notes, included in this prospectus. The finance obligation is amortized over the lease during the construction period term based on the payments designated in the lease agreements.

 21st Century Oncology Holdings, Inc.

Unaudited Condensed Consolidated Financial Statements

21ST CENTURY ONCOLOGY HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	March 31, 2014	December 31, 2013
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents ($5,224 and $4,414 related to VIEs)	$12,286	$17,462
Restricted cash	14,080	3,768
Accounts receivable, net ($15,779 and $14,527 related to VIEs)	143,469	117,044
Prepaid expenses ($584 and $628 related to VIEs)	8,995	7,577
Inventories ($535 and $609 related to VIEs)	4,973	4,393
Deferred income taxes ($6 and $6 related to VIEs)	184	375
Other ($58 and $47 related to VIEs)	13,282	12,534

Total current assets	197,269	163,153
Equity investments in joint ventures	2,769	2,555
Property and equipment, net ($21,905 and $17,786 related to VIEs)	275,170	240,371
Real estate subject to finance obligation	15,175	19,239
Goodwill ($47,282 and $23,970 related to VIEs)	675,348	578,013
Intangible assets, net ($13,738 and $3,319 related to VIEs)	91,141	85,025
Other assets ($6,097 and $6,035 related to VIEs)	39,732	39,835

Total assets	$1,296,604	$1,128,191

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable ($1,713 and $1,469 related to VIEs)	$72,083	$57,613
Accrued expenses ($3,712 and $4,692 related to VIEs)	90,925	64,021
Income taxes payable ($95 and $90 related to VIEs)	2,183	2,372
Current portion of long-term debt ($13 and $13 related to VIEs)	31,172	17,536
Current portion of finance obligation	255	317
Other current liabilities	19,364	12,237

Total current liabilities	215,982	154,096
Long-term debt, less current portion ($5,022 and $25 related to VIEs)	1,087,479	974,130
Finance obligation, less current portion	15,915	20,333
Other long-term liabilities ($2,162 and $1,918 related to VIEs)	44,503	38,453
Deferred income taxes	4,611	4,498

Total liabilities	1,368,490	1,191,510
Noncontrolling interests—redeemable	44,952	15,899
Commitments and contingencies
Equity:
Common stock, $0.01 par value, 1,028 shares authorized, issued and outstanding	—	—
Additional paid-in capital	650,999	650,879
Retained deficit	(748,419)	(718,237)
Accumulated other comprehensive loss, net of tax	(35,430)	(26,393)

Total 21st Century Oncology Holdings, Inc. shareholder's (deficit)	(132,850)	(93,751)
Noncontrolling interests—nonredeemable	16,012	14,533

Total (deficit) equity	(116,838)	(79,218)

Total liabilities and equity	$1,296,604	$1,128,191

See accompanying notes.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share data—unaudited)

	Three Months Ended March 31,
	2014	2013
Revenues:
Net patient service revenue	$213,908	$171,973
Management fees	16,597	—
Other revenue	2,892	2,004

Total revenues	233,397	173,977
Expenses:
Salaries and benefits	125,909	96,253
Medical supplies	21,734	15,842
Facility rent expenses	15,495	10,183
Other operating expenses	14,381	10,276
General and administrative expenses	30,114	20,735
Depreciation and amortization	20,722	15,171
Provision for doubtful accounts	4,296	3,075
Interest expense, net	27,527	19,944
Loss on sale leaseback transaction	135	—
Fair value adjustment of earn-out liability	199	—
Loss on foreign currency transactions	28	44
(Gain) loss on foreign currency derivative contracts	(4)	52

Total expenses	260,536	191,575

Loss before income taxes	(27,139)	(17,598)
Income tax expense	2,106	1,779

Net loss	(29,245)	(19,377)
Net income attributable to noncontrolling interests—redeemable and non-redeemable	(936)	(364)

Net loss attributable to 21st Century Oncology Holdings, Inc. shareholder	(30,181)	(19,741)
Other comprehensive loss:
Unrealized loss on foreign currency translation	(9,856)	(2,181)

Other comprehensive loss	(9,856)	(2,181)

Comprehensive loss	(39,101)	(21,558)

Comprehensive income attributable to noncontrolling interests—redeemable and non-redeemable:	(117)	(197)

Comprehensive loss attributable to 21st Century Oncology Holdings, Inc. shareholder	$(39,218)	$(21,755)

Net loss per common share:
Net loss attributable to 21st Century Oncology Holdings, Inc. shareholder—basic	$(29,358.95)	$(19,259.51)

Net loss attributable to 21st Century Oncology Holdings, Inc. shareholder—diluted	$(29,358.95)	$(19,259.51)

Weighted average shares outstanding:
Basic	1,028	1,025

Diluted	1,028	1,025

Unaudited pro forma net loss per common share:
Net loss attributable to 21st Century Oncology Holdings, Inc. shareholder—basic	$(1.84)	$(1.21)

Net loss attributable to 21st Century Oncology Holdings, Inc. shareholder—diluted	$(1.84)	$(1.21)

Unaudited pro forma weighted average shares outstanding:
Basic	16,412,186	16,364,291

Diluted	16,412,186	16,364,291

See accompanying notes.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands—unaudited)

	Three Months Ended March 31,
	2014	2013
Cash flows from operating activities
Net loss	$(29,245)	$(19,377)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	16,737	13,048
Amortization	3,985	2,123
Deferred rent expense	(139)	207
Deferred income taxes	44	(491)
Stock-based compensation	35	191
Provision for doubtful accounts	4,296	3,075
Loss on the sale / disposal of property and equipment	15	66
Loss on sale leaseback transaction	135	—
(Gain) loss on foreign currency transactions	(49)	26
(Gain) loss on foreign currency derivative contracts	(4)	52
Fair value adjustment of earn-out liability	199	—
Amortization of debt discount	572	190
Amortization of loan costs	1,493	1,367
Equity interest in net loss of joint ventures	38	124
Distribution received from unconsolidated joint ventures	54	—
Changes in operating assets and liabilities:
Accounts receivable and other current assets	(22,621)	(13,873)
Income taxes payable	1,402	80
Inventories	(389)	(151)
Prepaid expenses	572	(858)
Accounts payable and other current liabilities	3,861	6,032
Accrued deferred compensation	40	351
Accrued expenses / other current liabilities	18,664	15,911

Net cash (used in) provided by operating activities	(305)	8,093
Cash flows from investing activities
Purchases of property and equipment	(19,063)	(9,874)
Acquisition of medical practices	(49,319)	(130)
Restricted cash associated with medical practice acquisitions	(10,312)	—
Proceeds from the sale of property and equipment	73	—
Loans to employees	(294)	(111)
Contribution of capital to joint venture entities	(315)	(217)
Premiums on life insurance policies	(5)	(258)
Change in other assets and other liabilities	208	374

Net cash used in investing activities	(79,027)	(10,216)
Cash flows from financing activities
Proceeds from issuance of debt (net of original issue discount of $2.9 million and $-0- million, respectively)	98,059	589
Net proceeds from revolving credit facility	—	26,500
Principal repayments of debt	(23,579)	(29,429)
Repayments of finance obligation	(61)	(56)
Proceeds from noncontrolling interest holders—redeemable and non-redeemable	229	—
Proceeds from issuance of noncontrolling interest	1,250	—
Cash distributions to noncontrolling interest holders—redeemable and non-redeemable	(45)	(157)
Payments of costs for equity securities offering	(698)	—
Payments of loan costs	(967)	—

Net cash provided by (used in) financing activities	74,188	(2,553)

Effect of exchange rate changes on cash and cash equivalents	(32)	(7)
Net decrease in cash and cash equivalents	(5,176)	(4,683)
Cash and cash equivalents, beginning of period	17,462	15,410

Cash and cash equivalents, end of period	$12,286	$10,727

21ST CENTURY ONCOLOGY HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(in thousands—unaudited)

	Three Months Ended March 31,
	2014	2013
Supplemental disclosure of non-cash transactions
Finance obligation related to real estate projects	$300	$3,572

Derecognition of finance obligation related to real estate projects	$4,119	$—

Capital lease obligations related to the purchase of equipment	$4,460	$79

Service contract component related to the acquisition of equipment through accounts payable	$5,935	$—

Issuance of notes payable relating to the acquisition of medical practices	$2,000	$—

Liability relating to the escrow debt and purchase price of medical practices	$11,687	$—

Capital lease obligations related to the acquisition of medical practices	$42,914	$—

Earn-out accrual related to the acquisition of medical practices	$1,003	$—

Accounts payable to sellers in the purchase of a medical practice	$390	$—

Incurred offering costs	$261	$—

See accompanying notes.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited)

1. Organization

        21st Century Oncology Holdings, Inc. (formerly known as Radiation Therapy Services Holdings, Inc.) ("Parent"), through its wholly-owned subsidiaries (the "Subsidiaries" and, collectively with the Subsidiaries, the "Company") is a leading global, physician-led provider of integrated cancer care ("ICC") services. The Company's physicians provide comprehensive, academic quality, cost-effective coordinated care for cancer patients in personal and convenient community settings (its "ICC model"). The Company provides academic center level care to cancer patients in a community setting and employs or affiliates with leading physicians and provides them with the advanced medical technology necessary to achieve optimal clinical outcomes across a full spectrum of oncologic disease in each local market. The Company's provision of care includes a full spectrum of cancer care services by employing and affiliating with physicians in the related specialties of medical oncology, breast, gynecological and general surgery, urology and primary care. This innovative approach to cancer care through its ICC model enables the Company to collaborate across its physician base, integrate services and payments for related medical needs and disseminate best practices.

        The Company operates the largest integrated network of cancer treatment centers and affiliated physicians in the world which, as of March 31, 2014, was comprised of approximately 771 community-based physicians in the fields of radiation oncology, medical oncology, breast, gynecological and general surgery, urology and primary care. The Company's physicians provide medical services at approximately 376 locations, including our 185 radiation therapy centers, of which 47 operate in partnership with health systems. The Company's cancer treatment centers in the United States are operated predominantly under the 21st Century Oncology brand and are strategically clustered in 31 local markets in 16 states. The Company's 35 international treatment centers in six Latin American markets are operated under the 21st Century Oncology brand or a local brand and, in many cases, are operated with local minority partners, including hospitals.

        The Company operates in 16 states, including Alabama, Arizona, California, Florida, Indiana, Kentucky, Maryland, Massachusetts, Michigan, Nevada, New Jersey, New York, North Carolina, Rhode Island, South Carolina and West Virginia, as well as countries in Latin America, Central America and the Caribbean. The international centers are located in Argentina, Mexico, Costa Rica, Dominican Republic, Guatemala, and El Salvador.

        The Company is also engaged in providing capital equipment and business management services to oncology physician groups ("Groups") that treat patients at cancer centers ("Centers"). The Company owns the Centers' assets and provides services to the Groups through exclusive, long-term management services agreements. The Company provides the Groups with oncology business management expertise and new technologies including radiation oncology equipment and related treatment software. Business services that the Company provides to the Groups include non-physician clinical and administrative staff, operations management, purchasing, managed care contract negotiation assistance, reimbursement, billing and collecting, information technology, human resource and payroll, compliance, accounting, and treasury. Under the terms of the management service agreements, the Company is reimbursed for certain operating expenses of each Center and earns a monthly management fee from each Group. The management fee is primarily based on a predetermined percentage of each Group's earnings before interest, income taxes, depreciation, and amortization ("EBITDA") associated with the provision of radiation therapy. The Company manages the radiation oncology business operations of one Group in Florida, six Groups in California, and one Group in Indiana. The Company's management fees range from 40% to 60% of EBITDA, with one Group in California whose fee ranges from 20% to 30% of collections.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

1. Organization (Continued)

        On December 9, 2013, Radiation Therapy Services, Inc., a wholly owned subsidiary of Parent, changed its name to 21st Century Oncology, Inc.

2. Liquidity

        The Company is highly leveraged. As of March 31, 2014, the Company had approximately $1.2 billion of long-term debt and other long-term liabilities outstanding. Over the next year, the interest and principal payments due under its various debt agreements are approximately $99.1 million and $27.5 million, respectively. As of May 12, 2014, the Company had unrestricted cash of approximately $27.4 million and approximately $15.1 million of availability under its revolving credit facility. The Company had to draw on its revolving credit facility in order to make the April 15, 2014 interest payment of approximately $18.8 million. In addition, the Company routinely extends vendor payments beyond stated terms during the periods preceding semi-annual interest payments in order to conserve cash and liquidity. Working capital was $9.1 million at December 31, 2013 and declined to a working capital deficit of $(18.7) million at March 31, 2014, primarily due to an increase of approximately $21.0 million in accrued interest. At May 12, 2014, approximately $7.8 million of accounts payable had aged beyond stated terms. The Company intends to pay these accounts payable over the next three to four weeks. The Company also intends to make the May 15, 2014 interest payment of approximately $15.5 million from its unrestricted cash balance.

        The Company's high level of debt could have adverse effects on its business and financial condition. Specifically, the Company's high level of debt could have important consequences, including the following:

  •
  making it more difficult for the Company to satisfy its obligations with respect to debt;

  •
  limiting the Company's ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

  •
  requiring a substantial portion of the Company's cash flows to be dedicated to debt service payments instead of other purposes;

  •
  increasing the Company's vulnerability to general adverse economic and industry conditions;

  •
  limiting the Company's flexibility in planning for and reacting to changes in the industry in which the Company competes;

  •
  placing the Company at a disadvantage compared to other, less leveraged competitors; and

  •
  increasing the Company's cost of borrowing.

        The Company's ability to make scheduled payments on and to refinance its indebtedness depends on and is subject to its financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors beyond the Company's control, including the availability of financing in the international banking and capital markets.

        The Company has experienced and continues to experience losses from its operations. The Company reported a net loss of approximately $78.2 million, $151.1 million and $349.9 million for the years ended December 31, 2013, 2012 and 2011, respectively, and $29.2 million and $19.4 million for the three month periods ended March 31, 2014 and 2013, respectively. The Company's ability to continue as a going concern is dependent on obtaining additional capital, restructuring its indebtedness and, ultimately, achieving profitable operations.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

2. Liquidity (Continued)

        The Company has several initiatives designed to increase revenue and profitability through strategic acquisitions, improvements in commercial payer contracting, development and expansion of its ICC model, and realignment of physician compensation arrangements.

        Although the Company is significantly leveraged, it expects that the current cash balances and cash generated from operations will be sufficient to meet working capital, capital expenditure, debt service and other cash needs for the next year; however, there can be no assurances that the Company will be able to generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to service its debt, refinance its debt or fund other liquidity needs.

        In the event that the Company is unable to generate sufficient cash to support its ongoing operations and is unsuccessful in completing its planned initial public offering, the Company will need to seek additional debt financing. The Company may need to restructure or refinance all or a portion of its debt, which could cause the Company to default on its debt obligations and impair its liquidity. Any refinancing of the Company's indebtedness could be at higher interest rates and may require the Company to comply with more onerous covenants which could further restrict business operations.

3. Basis of presentation

        The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. All adjustments necessary for a fair presentation have been included. All such adjustments are considered to be of a normal and recurring nature. Interim results for the three months ended March 31, 2014 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2014.

        These unaudited interim condensed consolidated financial statements should be read in conjunction with the consolidated audited financial statements and the notes thereto included in the Company's Form 10-K for the year ended December 31, 2013.

        The Company's results of operations historically have fluctuated on a quarterly basis and can be expected to continue to fluctuate. Many of the patients of the Company's Florida treatment centers are part-time residents during the winter months. Hence, these treatment centers have historically experienced higher utilization rates during the winter months than during the remainder of the year. In addition, volume is typically lower in the summer months due to traditional vacation periods.

        The accompanying interim condensed consolidated financial statements include the accounts of the Company and all subsidiaries and entities controlled by the Company through the Company's direct or indirect ownership of a majority interest and/or exclusive rights granted to the Company as the management company of such entities or by contract. All significant intercompany accounts and transactions have been eliminated.

        The Company has evaluated certain radiation oncology practices in order to determine if they are variable interest entities ("VIEs"). This evaluation resulted in the Company determining that certain of its radiation oncology practices were potential VIEs. For each of these practices, the Company has evaluated (1) the sufficiency of the fair value of the entity's equity investments at risk to absorb losses, (2) that, as a

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

3. Basis of presentation (Continued)

group, the holders of the equity investments at risk have (a) the direct or indirect ability through voting rights to make decisions about the entity's significant activities, (b) the obligation to absorb the expected losses of the entity and that their obligations are not protected directly or indirectly, and (c) the right to receive the expected residual return of the entity, and (3) substantially all of the entity's activities do not involve or are not conducted on behalf of an investor that has disproportionately fewer voting rights in terms of its obligation to absorb the expected losses or its right to receive expected residual returns of the entity, or both. The Accounting Standards Codification (ASC), 810, Consolidation (ASC 810), requires a company to consolidate VIEs if the company is the primary beneficiary of the activities of those entities. Certain of the Company's radiation oncology practices are VIEs and the Company has a variable interest in each of these practices through its administrative services agreements. Other of the Company's radiation oncology practices (primarily consisting of partnerships) are VIEs and the Company has a variable interest in each of these practices because the total equity investment at risk is not sufficient to permit the legal entity to finance its activities without the additional subordinated financial support provided by its members.

        In accordance with ASC 810, the Company consolidates certain radiation oncology practices where the Company provides administrative services pursuant to long-term management agreements. The noncontrolling interests in these entities represent the interests of the physician owners of the oncology practices in the equity and results of operations of these consolidated entities. The Company, through its variable interests in these practices, has the power to direct the activities of these practices that most significantly impact the entity's economic performance and the Company would absorb a majority of the expected losses of these practices should they occur. Based on these determinations, the Company has consolidated these radiation oncology practices in its consolidated financial statements for all periods presented.

        The Company could be obligated, under the terms of the operating agreements governing certain of its joint ventures, upon the occurrence of various fundamental regulatory changes and or upon the occurrence of certain events outside of the Company's control to purchase some or all of the noncontrolling interests related to the Company's consolidated subsidiaries. These repurchase requirements would be triggered by, among other things, regulatory changes prohibiting the existing ownership structure. While the Company is not aware of events that would make the occurrence of such a change probable, regulatory changes are outside the control of the Company. Accordingly, the noncontrolling interests subject to these repurchase provisions have been classified outside of equity on the Company's condensed consolidated balance sheets.

        As of March 31, 2014 and December 31, 2013, the combined total assets included in the Company's condensed consolidated balance sheet relating to the VIEs were approximately $111.2 million and $71.3 million, respectively.

        As of March 31, 2014, the Company was the primary beneficiary of, and therefore consolidated, 26 VIEs, which operate 48 centers. Any significant amounts of assets and liabilities related to the consolidated VIEs are identified parenthetically on the accompanying condensed consolidated balance sheets. The assets are owned by, and the liabilities are obligations of the VIEs, not the Company. Only the VIE's assets can be used to settle the liabilities of the VIE. The assets are used pursuant to operating agreements established by each VIE. The VIEs are not guarantors of the Company's debts. In the states of California, Massachusetts, Michigan, Nevada, New York and North Carolina, the Company's treatment centers are

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

3. Basis of presentation (Continued)

operated as physician office practices. The Company typically provides technical services to these treatment centers in addition to administrative services. For the three months ended March 31, 2014 and 2013 approximately 15.3% and 19.4% of the Company's net patient service revenue, respectively, was generated by professional corporations for which it has administrative management agreements.

        As of March 31, 2014, the Company also held equity interests in six VIEs for which the Company is not the primary beneficiary. Those VIEs consist of partnerships that primarily provide radiation oncology services. The Company is not the primary beneficiary of these VIEs as it does not retain the power and rights in the operations of the entities. The Company's investments in the unconsolidated VIEs are approximately $2.8 million and $2.6 million at March 31, 2014 and December 31, 2013, respectively, with ownership interests ranging between 33.6% and 50.1% general partner or equivalent interest. Accordingly, substantially all of these equity investment balances are attributed to the Company's noncontrolling interests in the unconsolidated partnerships. The Company's maximum risk of loss related to the investments in these VIEs is limited to the equity interest.

        The cost of revenues for the three months ended March 31, 2014 and 2013 are approximately $171.2 million and $124.1 million, respectively. The cost of revenues includes costs related to expenses incurred for the delivery of patient care. These costs include salaries and benefits of physician, physicists, dosimetrists radiation technicians etc., medical supplies, facility rent expenses, other operating expenses, depreciation and amortization.

New Pronouncements

        In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740):Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (ASU 2013-11), which amends ASC 740 to clarify balance sheet presentation requirements of unrecognized tax benefits. ASU 2013-11 is effective for the Company on January 1, 2014. The Company adopted ASC 740 and reclassified approximately $1.2 million of unrecognized tax benefits from income taxes payable to other long term liabilities.

        In April 2014, the FASB issued an accounting update which amends the definition of a discontinued operation. The new definition limits discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have or will have a major effect on an entity's operations and financial results. The new definition includes an acquired business that is classified as held for sale at the date of acquisition. The accounting update requires new disclosures of both discontinued operations and a disposal of an individually significant component of an entity. The accounting update is effective for annual periods beginning on or after December 15, 2014. Early adoption is permitted but only for disposals that have not been reported in financial statements previously issued.

4. Stock-based compensation

2012 Equity-based incentive plans

        Effective as of June 11, 2012, 21CI entered into a Third Amended and Restated LLC Agreement (the "Amended LLC Agreement"). The Amended LLC Agreement established new classes of equity units (such new units, the "2012 Plan") in 21CI in the form of Class MEP Units, Class EMEP Units, Class L Units and Class G Units for issuance to employees, officers, directors and other service providers,

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

4. Stock-based compensation (Continued)

establishes new distribution entitlements related thereto, and modifies the distribution entitlements for holders of Preferred units and Class A Units of 21CI. In addition to the Preferred Units and Class A Units of 21CI, the Amended LLC Agreement authorized for issuance under the 2012 Plan 1,100,200 units of limited liability company interests consisting of 1,000,000 Class MEP Units, 100,000 Class EMEP Units, 100 Class L Units, and 100 Class G Units.

        Generally, for Class MEP units awarded, 66.6% vest upon issuance, while the remaining 33.4% vest on the 18 month anniversary of the issuance date. There are no performance conditions for the MEP units to vest. For newly hired individuals after January 1, 2012, vesting occurs at 33.3% in years one and two, and 33.4% in year three of the individual's hire date. In the event of a sale or public offering of the Company prior to termination of employment, all unvested Class MEP units would vest upon consummation of the transaction. The MEP units are eligible to receive distributions only upon a return of all capital invested in 21CI, plus the amounts to which the Class EMEP Units, are entitled to receive under the Amended LLC Agreements; which effectively creates a market condition that is reflected in the value of the Class MEP units.

        Vesting of the Class EMEP units is dependent upon achievement of an implied equity value target. The right to receive proceeds from vested units is dependent upon the occurrence of a qualified sale or liquidation event. Specifically, the percentage of EMEP units that vest is based on the implied value of the Company's equity, to be measured quarterly beginning December 31, 2012. 25% of the awards will be eligible for vesting if the "implied equity value" exceeds a predetermined threshold, with 50% incremental vesting eligibility if the implied value exceeds several higher thresholds for at least two consecutive quarters. The implied equity value per the Amended LLC Agreement is a multiple of EBITDA (earnings before interest, taxes, depreciation and amortization) as defined in the Amended LLC Agreement. As with the MEP units, the values of the EMEP units are subject to a market condition in the form of the return on investment target for Vestar Capital Partners, Inc., our equity sponsor, ("Vestar") interest. The Class EMEP Units were eliminated under the Fourth Amended and Restated Limited Liability Company Agreement (the "Fourth Amended LLC Agreement") in December 2013.

        For purposes of determining the compensation expense associated with the 2012 equity-based incentive plan grants, management valued the business enterprise using a variety of widely accepted valuation techniques, which considered a number of factors such as the financial performance of the Company, the values of comparable companies and the lack of marketability of the Company's equity. The Company then used the probability-weighted expected return method ("PWERM") to determine the fair value of these units at the time of grant. Under the PWERM, the value of the units is estimated based upon an analysis of future values for the enterprise assuming various future outcomes (exits) as well as the rights of each unit class. In developing assumptions for the various exit scenarios, management considered the Company's ability to achieve certain growth and profitability milestone in order to maximize shareholder value at the time of potential exit. Management considers an initial public offering ("IPO") of the Company's stock to be one of the exit scenarios for the current shareholders, although sale or merger/acquisition are possible future exit options as well. For the scenarios the enterprise value at exit was estimated based on a multiple of the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") for the fiscal year preceding the exit date. The enterprise value for the Staying Private Scenario was estimated based on a discounted cash flow analysis as well as guideline company market approach. The guideline companies were publicly-traded companies that were deemed comparable to the Company. The discount rate analysis also leveraged market data of the same guideline companies.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

4. Stock-based compensation (Continued)

        For each PWERM scenario, management estimated probability factors based on the outlook of the Company and the industry as well as prospects for potential exit at the exit date based on information known or knowable as of the grant date. The probability-weighted unit values calculated at each potential exit date was present-valued to the grant date to estimate the per-unit value. The discount rate utilized in the present value calculation was the cost of equity calculated using the Capital Asset Pricing Model ("CAPM") and based on the market data of the guideline companies as well as historical data published by Morningstar, Inc. For each PWERM scenario, the per unit values were adjusted for lack of marketability discount to conclude on unit value on a minority, non-marketable basis.

        The estimated fair value of the units, less an assumed forfeiture rate of 3.9%, is recognized in expense in the Company's consolidated financial statements over the requisite service period and in accordance with the vesting conditions of the awards for Class MEP Units. For Class MEP Units, the requisite service period is approximately 18 months, and for Class EMEP Units, the requisite service period is 36 months only if met or probable of being met. The assumed forfeiture rate is based on an average historical forfeiture rate.

Grants under 2013 Plan

        On December 9, 2013, 21CI entered into the Fourth Amended LLC Agreement which replaced the Amended LLC Agreement in its entirety. The Fourth Amended LLC Agreement established new classes of incentive equity units (such new units, together with Class MEP Units, as modified under the Fourth Amended LLC Agreement, the "2013 Plan") in 21CI in the form of Class M Units, Class N Units and Class O Units for issuance to employees, officers, directors and other service providers, eliminated 21CI's Class L Units and Class EMEP Units, and modified the distribution entitlements for holders of each existing class of equity units of 21CI.

        The Company recorded approximately $35,000 and $191,000 of stock-based compensation for the three months ended March 31, 2014 and 2013, respectively, which is included in salaries and benefits in the condensed consolidated statements of operations and comprehensive loss.

        The summary of activity under the 2012 and 2013 Plans is presented below:

2012 and 2013 Plans	Class MEP Units Outstanding	Weighted- Average Grant Date Fair Value	Class M Units Outstanding	Weighted- Average Grant Date Fair Value	Class O Units Outstanding	Weighted- Average Grant Date Fair Value
Nonvested balance at end of period December 31, 2013	73,624	$2.24	100,000	$58.37	100,000	$0.47
Units granted	—	—	—	—	—	—
Units forfeited	—	—	—	—	—	—
Units vested	(4,251)	$3.32	—	—	—	—

Nonvested balance at end of period March 31, 2014	69,373	$2.17	100,000	$58.37	100,000	$0.47

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

4. Stock-based compensation (Continued)

        As of March 31, 2014, there was approximately $0.2 million of total unrecognized compensation expense related to the MEP Units. These costs are expected to be recognized over a weighted-average period of 1.76 years for MEP Units.

        As of March 31, 2014, there was approximately $4.6 million, and $46,000 of total unrecognized compensation expense related to the M Units, and O Units, respectively. The Class M Units and O Units compensation will be recognized upon the sale of the Company or an initial public offering. Under the terms of the incentive unit grant agreements governing the grants of the Class M Units and Class O Units, in the event of an initial public offering of the Company's common stock, holders have certain rights to receive shares of restricted common stock of the Company in exchange for their Class M Units and Class O Units.

  Executive Bonus Plan

        On December 9, 2013, the Company adopted the Executive Bonus Plan to provide certain senior level employees of the Company with an opportunity to receive additional compensation based on the Equity Value, as defined in the plan and described in general terms as noted below, of 21CI. Upon the occurrence of the first company sale or initial public offering to occur following the effective date of the plan, a bonus pool was established equal in value of 5% of the Equity Value of 21CI, subject to a maximum bonus pool of $12.7 million. Each participant in the plan will participate in the bonus pool based on the participant's award percentage.

        Payments of awards under the plan generally will be made as follows:

        If the applicable liquidity event is a company sale, payment of the awards under the plan will be made within 30 days following consummation of the company sale in the same form as the proceeds received by 21CI. If the applicable liquidity event is an initial public offering, one-third of the award will be paid within 45 days following the effective date of the initial public offering, and the remaining two-thirds of the award will be payable in two equal annual installments on each of the first and second anniversaries of the effective date of the initial public offering. Payment of the award may be made in cash or stock or a combination thereof.

        For purposes of the plan, the term "Equity Value" generally refers to: (i) if the applicable liquidity event is a company sale, the aggregate fair market value of the cash and non-cash proceeds received by 21CI and its equity holders in connection with the sale of equity interests in the Company; or (ii) if the applicable liquidity event is an initial public offering, the aggregate fair market value of 100% of the common stock of the Company on the effective date of its initial public offering.

        As of March 31, 2014, there was approximately $11.0 million total unrecognized compensation expense related to the Executive Bonus Plan. The Executive Bonus Plan compensation will be recognized upon the sale of the Company or an initial public offering.

  Grant of Class N Units

        In December, 2013, 10 class N units were granted to an employee. 50% of the Class N Units vest upon the sale of the Company or an initial public offering. The remaining 50% is amortized over five years subsequent to an initial public offering. As of March 31, 2014, there was approximately $6,000 total unrecognized compensation expense related to the Class N Units.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

5. Net Loss Per Common Share

        The Company calculates earnings per common share using the if-converted method. Basic earnings per common share is computing by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding during the applicable period. The effects of equity option LLC units on diluted EPS are calculated using the treasury stock method unless the effects are anti-dilutive to EPS. Diluted earnings per common share have been computed by dividing net loss attributable to 21st Century Oncology Holdings, Inc. shareholder by the weighted average common shares outstanding during the respective periods.

        The following potentially dilutive securities were excluded from the calculation of diluted earnings per common share during the periods presented as the effect was anti-dilutive:

	Three Months Ended March 31,
	2014	2013
Class M units	100,000	—
Class N units	10	—
Class O units	100,000	—
Class EMEP units	—	90,743
Class MEP units	69,373	349,356
Class B units	—	—
Class C units	—	—

Total	269,383	440,099

6. Comprehensive loss

        Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains, and losses that under accounting principles generally accepted in the United States are recorded as an element of equity but are excluded from net loss. The Company's other comprehensive loss is composed of unrealized gains and losses on interest rate swap agreements accounted for as cash flow hedges and the Company's foreign currency translation of its operations in Latin America, Central America and the Caribbean. The impact of the unrealized loss increased accumulated other comprehensive loss on a consolidated basis by approximately $9.0 million and $2.0 million for the three months ended March 31, 2014 and 2013, respectively. There were no reclassifications from other comprehensive income into earnings for the periods presented.

        The components of accumulated other comprehensive loss were as follows (in thousands):

	Foreign Currency Translation Adjustments
Year to date (in thousands):	21st Century Oncology Holdings, Inc. Shareholder	Noncontrolling Interests	Other Comprehensive Loss
As of December 31, 2013	$(26,393)	$(2,640)
Other Comprehensive loss	(9,037)	(819)	$(9,856)

As of March 31, 2014	$(35,430)	$(3,459)	$(9,856)

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

7. Reconciliation of total equity

        The condensed consolidated financial statements include the accounts of the Company and its majority owned subsidiaries in which it has a controlling financial interest. Noncontrolling interests-nonredeemable principally represent minority shareholders' proportionate share of the equity of certain consolidated majority owned entities of the Company. The Company has certain arrangements whereby the noncontrolling interest may be redeemed upon the occurrence of certain events outside of the Company's control. These noncontrolling interests have been classified outside of permanent equity on the Company's consolidated balance sheets. The noncontrolling interests are not redeemable at March 31, 2014 and December 31, 2013 and the contingent events upon which the noncontrolling interest may be redeemed are not probable of occurring at March 31, 2014. Accordingly, the noncontrolling interests are measured at their carrying value at March 31, 2014 and December 31, 2013.

        The following table presents changes in total equity for the respective periods:

	21st Century Oncology Holdings, Inc. Shareholder's Equity	Noncontrolling interests— nonredeemable	Total Equity	Noncontrolling interests— redeemable
Balance, December 31, 2013	$(93,751)	$14,533	$(79,218)	$15,899
Net (loss) income	(30,181)	294	(29,887)	642
Other comprehensive loss from foreign currency translation	(9,037)	(810)	(9,847)	(9)
Purchase price fair value of noncontrolling interest—nonredeemable	—	645	645	—
Purchase prices fair value of noncontrolling interest—redeemable	—	—	—	28,420
Proceeds from issuance of noncontrolling interest—nonredeemable	84	1,166	1,250	—
Proceeds from noncontrolling interest holders—nonredeemable	—	229	229	—
Stock-based compensation	35	—	35	—
Distributions	—	(45)	(45)	—

Balance, March 31, 2014	$(132,850)	$16,012	$(116,838)	$44,952

Balance, December 31, 2012	$2,420	$16,047	$18,467	$11,368
Net (loss) income	(19,741)	343	(19,398)	21
Other comprehensive loss from foreign currency translation	(2,014)	(157)	(2,171)	(10)
Stock-based compensation	191	—	191	—
Distributions	—	(157)	(157)	—

Balance, March 31, 2013	$19,144	$16,076	$(3,068)	$11,379

        Redeemable equity securities with redemption features that are not solely within the Company's control are classified outside of permanent equity. Those securities are initially recorded at their estimated fair value on the date of issuance. Securities that are currently redeemable or redeemable after the passage of time are adjusted to their redemption value as changes occur. In the unlikely event that a redeemable

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

7. Reconciliation of total equity (Continued)

equity security will require redemption, any subsequent adjustments to the initially recorded amount will be recognized in the period that a redemption becomes probable. Contingent redemption events vary by joint venture and generally include either the holder's discretion or circumstances jeopardizing: the joint ventures' ability to provide services, the joint ventures' participation in Medicare, Medicaid, or other third party reimbursement programs, the tax-exempt status of minority shareholders, and violation of federal statutes, regulations, ordinances, or guidelines. Amounts required to redeem noncontrolling interests are based on either fair value or a multiple of trailing financial performance. These amounts are not limited.

8. Derivative Agreements

        The Company recognizes all derivatives in the condensed consolidated balance sheets at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship based on its effectiveness in hedging against the exposure. Derivatives that do not meet hedge accounting requirements must be adjusted to fair value through operating results. If the derivative meets hedge accounting requirements, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through operating results or recognized in other comprehensive loss until the hedged item is recognized in operating results. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Foreign currency derivative contracts

        Foreign currency risk is the risk that fluctuations in foreign exchange rates could impact the Company's results from operations. The Company is exposed to a significant amount of foreign exchange risk, primarily between the U.S. dollar and the Argentine Peso. This exposure relates to the provision of radiation oncology services to patients at the Company's Latin American operations and purchases of goods and services in foreign currencies. The Company enters into foreign exchange option contracts to convert a significant portion of the Company's forecasted foreign currency denominated net income into U.S. dollars to limit the adverse impact of a potential weakening Argentine Peso against the U.S. dollar. Because the Company's Argentine forecasted foreign currency denominated net income is expected to increase commensurate with inflationary expectations, any adverse impact on net income from a weakening Argentine Peso against the U.S. dollar is limited to the cost of the option contracts. Under the Company's foreign currency management program, the Company expects to monitor foreign exchange rates and periodically enter into forward contracts and other derivative instruments. The Company does not use derivative financial instruments for speculative purposes.

        These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. The Company's current practice is to use currency derivatives without hedge accounting designation. The maturity of these instruments generally occurs within twelve months. Gains or losses resulting from the fair valuing of these instruments are reported in (gain) loss on foreign currency derivative contracts on the condensed consolidated statements of operations and comprehensive loss. For the three months ended March 31, 2014 and 2013, the Company incurred a gain of approximately $4,000 and a loss of approximately $52,000, respectively relating to the change in fair market value of its foreign currency derivatives. The fair value of the foreign currency derivative is recorded in other current assets in the accompanying condensed consolidated balance sheet. At December 31, 2013, the fair value of the foreign currency derivative was approximately $22,000. No foreign currency derivative contract was outstanding at March 31, 2014.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

9. Fair value of financial instruments

        ASC 820 requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs. The three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies, is as follows:

  Level 1—Quoted prices for identical assets and liabilities in active markets.

  Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

  Level 3—Unobservable inputs for the asset or liability.

        In accordance with ASC 820, the fair value of the Term Loan portion of the senior secured credit facility ("Term Facility"), the 9 7/8% Senior Subordinated Notes due 2017, 8 7/8% Senior Secured Second Lien Notes due 2017, and the 11 3/4% Senior Secured Notes due 2017 was based on prices quoted from third-party financial institutions (Level 2). At March 31, 2014, the fair values are as follows (in thousands):

	Fair Value	Carrying Value
$90.0 million senior secured credit facility—(Term Facility)	$88,425	$88,169
$380.1 million Senior Subordinated Notes due April 15, 2017	$374,349	$377,854
$350.0 million Senior Secured Second Lien Notes due January 15, 2017	$365,313	$349,013
$75.0 million Senior Secured Notes due January 15, 2017	$80,250	$75,000

        At December 31, 2013, the fair values are as follows (in thousands):

	Fair Value	Carrying Value
$90.0 million senior secured credit facility—(Term Facility)	$88,650	$87,989
$380.1 million Senior Subordinated Notes due April 15, 2017	$328,743	$377,667
$350.0 million Senior Secured Second Lien Notes due January 15, 2017	$355,250	$348,926
$75.0 million Senior Secured Notes due January 15, 2017	$78,750	$75,000

        As of March 31, 2014 and December 31, 2013, the Company held certain items that are required to be measured at fair value on a recurring basis including foreign currency derivative contracts. Cash and cash equivalents are reflected in the financial statements at their carrying value, which approximate their fair value due to their short maturity. The carrying values of the Company's long-term debt other than the Term Loan portion of the senior secured credit facility, Senior Subordinated Notes, Senior Secured Second Lien Notes and Senior Secured Notes approximates fair value due to the length of time to maturity and/or the existence of interest rates that approximate prevailing market rates. There have been no transfers between levels of valuation hierarchies for the three months ended March 31, 2014 and for the year ended December 31, 2013.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

9. Fair value of financial instruments (Continued)

        The following items are measured at fair value on a recurring basis subject to the disclosure requirements of ASC 820, as of December 31, 2013:

		Fair Value Measurements at Reporting Date Using
(in thousands):	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other current assets
Foreign currency derivative contracts	$22	$—	$22	$—

        No foreign currency derivative contract was outstanding at March 31, 2014.

        The estimated fair value of the Company's foreign currency derivative agreements considered various inputs and assumptions, including the applicable spot rate, forward rates, maturity, implied volatility and other relevant economic measures, all of which are observable market inputs that are classified under Level 2 of the fair value hierarchy. The valuation technique used is an income approach with the best market estimate of what will be realized on a discounted cash flow basis.

10. Income tax accounting

        The Company provides for federal, state and non-US income taxes currently payable, as well as for those deferred due to timing differences between reporting income and expenses for financial statement purposes versus tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in income tax rates is recognized as income or expense in the period that includes the enactment date.

        ASC 740, Income Taxes, clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes a threshold for the recognition and measurement of a tax position taken or expected to be taken on a tax return. Under ASC 740 the impact of an uncertain tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

        The Company is subject to taxation in the United States, approximately 25 state jurisdictions, the Netherlands, and throughout Latin America, namely, Argentina, Bolivia, Brazil, Costa Rica, Dominican Republic, El Salvador, Guatemala and Mexico. However, the principal jurisdictions for which the Company is subject to tax are the United States, Florida and Argentina.

        The Company's effective rate was (7.8)% and (10.1)% in the first quarter of fiscal 2014 and 2013, respectively. The change in the effective rate for the first quarter of 2014 compared to the same period of the year prior is primarily the result of the relative mix of earnings and tax rates across jurisdictions, and

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

10. Income tax accounting (Continued)

the application of ASC 740-270 to exclude certain jurisdictions for which the Company is unable to benefit from losses. These items also caused the effective tax rate to differ from the U.S. statutory rate of 35%. The Company's tax expense in the first quarter of fiscal 2014 is primarily due to the non-US tax expense associated with foreign subsidiaries.

        The Company's future effective tax rates could be affected by changes in the relative mix of taxable income and taxable loss jurisdictions, changes in the valuation of deferred tax assets or liabilities, or changes in tax laws or interpretations thereof. The Company monitors the assumptions used in estimating the annual effective tax rate and makes adjustments, if required, throughout the year. If actual results differ from the assumptions used in estimating the Company's annual effective tax rates, future income tax expense (benefit) could be materially affected.

        The Company has not provided U.S. federal and state deferred taxes on the cumulative earnings of non-U.S. affiliates and associated companies that have been reinvested indefinitely. The aggregate undistributed earnings of the Company's foreign subsidiaries for which no deferred tax liability has been recorded is approximately $8.6 million as of December 31, 2013 (including positive accumulated earnings of approximately $19 million in foreign jurisdictions that impose withholding taxes of up to 10%). It is not practicable to determine the U.S. income tax liability that would be payable if such earnings were not reinvested indefinitely.

        The Company is routinely under audit by federal, state, or local authorities in the areas of income taxes and other taxes. These audits may include questioning the timing and amount of deductions and compliance with federal, state, and local tax laws. The Company regularly assesses the likelihood of adverse outcomes from these audits to determine the adequacy of the Company's provision for income taxes. To the extent the Company prevails in matters for which accruals have been established or is required to pay amounts in excess of such accruals, the effective tax rate could be materially affected. In accordance with the statute of limitations for federal tax returns, the Company's federal tax returns for the years 2007 through 2013 are subject to examination. The Company closed a Federal income tax audit for the tax year 2009 during the third quarter of 2013. The Company closed the New York State audit for tax years 2006 through 2008 during the first quarter of 2013.

11. Acquisitions and other arrangements

        On February 6, 2012, the Company acquired the assets of a radiation oncology practice and a medical oncology group located in Asheville, North Carolina for approximately $0.9 million. The acquisition of the radiation oncology practice and the medical oncology group, further expands the Company's presence in the Western North Carolina market and builds on the Company's ICC model. The allocation of the purchase price is to tangible assets of $0.8 million, and goodwill of $0.1 million, which is all deductible for tax purposes.

        In September 2011, the Company entered into a professional services agreement with the North Broward Hospital District in Broward County, Florida to provide professional services at the two radiation oncology departments at Broward General Medical Center and North Broward Medical Center. In March 2012, the Company amended the license agreement to license the space and equipment and assume responsibility for the operation of those radiation therapy departments, as part of the Company's value added services offering. The license agreement runs for an initial term of ten years, with three separate five

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

11. Acquisitions and other arrangements (Continued)

year renewal options. The Company recorded approximately $4.3 million of tangible assets relating to the use of medical equipment pursuant to the license agreement.

        On March 30, 2012, the Company acquired the assets of a radiation oncology practice for $26.0 million and two urology groups located in Sarasota/Manatee counties in Southwest Florida for approximately $1.6 million, for a total purchase price of approximately $27.6 million, comprised of $21.9 million in cash and assumed capital lease obligation of approximately $5.7 million. The allocation of the purchase price is to tangible assets of $7.8 million, intangible assets including non-compete agreements of $6.1 million amortized over 5 years, goodwill of $13.7 million, which is all deductible for tax purposes, and assumed capital lease obligations of approximately $5.7 million.

        On December 28, 2012, the Company purchased the remaining 50% interest it did not already own in an unconsolidated joint venture which operates a freestanding radiation treatment center in West Palm Beach, Florida for approximately $1.1 million. The allocation of the purchase price is to tangible assets of $0.3 million, intangible assets including non-compete agreements of $0.2 million amortized over 2 years, goodwill of $0.8 million and current liabilities of approximately $0.2 million.

        During 2012, the Company acquired the assets of several physician practices in Arizona, California and Florida for approximately $1.7 million. The physician practices provide synergistic clinical services and an ICC service to its patients in the respective markets in which the Company provides radiation therapy treatment services. The allocation of the purchase price to tangible assets is $1.7 million.

        On May 25, 2013, the Company acquired the assets of 5 radiation oncology practices and a urology group located in Lee/Collier counties in Southwest Florida for approximately $28.5 million, comprised of $17.7 million in cash, seller financing note of approximately $2.1 million and assumed capital lease obligations of approximately $8.7 million. The acquisition of the 5 radiation treatment centers and the urology group further expands the Company's presence into the Southwest Florida market and builds on its ICC model. The allocation of the purchase price is to tangible assets of $10.4 million, intangible assets including non-compete agreements of $1.9 million amortized over five years, and goodwill of $16.2 million, which is all deductible for tax purposes. Pro forma results and other expanded disclosures prescribed by ASC 805, Business Combinations, have not been presented as this acquisition is not deemed material.

        In June 2013, the Company sold its 45% interest in an unconsolidated joint venture which operated a radiation treatment center in Providence, Rhode Island in partnership with a hospital to provide stereotactic radio-surgery through the use of a cyberknife for approximately $1.5 million.

        In June 2013, the Company contributed its Casa Grande, Arizona radiation physician practice, ICC practice and approximately $5.0 million to purchase a 55.0% interest in a joint venture which included an additional radiation physician practice and an expansion of an ICC model that includes medical oncology, urology and dermatology. The provisional allocation of the purchase price, subject to working capital adjustments and finalization of intangible asset values, is to tangible assets of $2.0 million, intangible assets including a tradename of approximately $1.8 million, non-compete agreements of $0.4 million amortized over 7 years, goodwill of $5.0 million and noncontrolling interest-redeemable of approximately $4.2 million. For purposes of valuing the noncontrolling interest-redeemable, the Company considered a number of factors such as the joint venture's performance projections, cost of capital, and consideration ascribed to applicable discounts for lack of control and marketability.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

11. Acquisitions and other arrangements (Continued)

        In July 2013, the Company purchased a legal entity, which operates a radiation treatment center in Tijuana Mexico for approximately $1.6 million. The acquisition of this operating treatment center expands the Company's presence in the international markets.

        In July 2013, the Company purchased the remaining 38.0% interest in a joint venture radiation facility, located in Woonsocket, Rhode Island from a hospital partner for approximately $1.5 million.

        In June 2013, the Company entered into a "stalking horse" investment agreement to acquire OnCure Holdings, Inc. (together with its subsidiaries, "OnCure") upon effectiveness of its plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code for approximately $125.0 million, (excluding capital leases, working capital and other adjustments). The purchase price included $42.5 million in cash and up to $82.5 million in assumed debt ($7.5 million of assumed debt will be released assuming certain OnCure centers achieve a minimum level of EBITDA). The Company funded an initial deposit of approximately $5.0 million into an escrow account subject to the working capital adjustments.

        On October 25, 2013, the Company completed the acquisition of OnCure. The transaction was funded through a combination of cash on hand, borrowings from the Company's senior secured credit facility and the issuance of $82.5 million in senior secured notes of OnCure, which accrue interest at a rate of 11.75% per annum and mature January 15, 2017, of which $7.5 million included in other long-term liabilities in the consolidated balance sheets, is subject to escrow arrangements and will be released to holders upon satisfaction of certain conditions.

        OnCure operates radiation oncology treatment centers for cancer patients. It contracts with radiation oncology physician groups and their radiation oncologists through long-term management services agreements to offer cancer patients a comprehensive range of radiation oncology treatment options, including most traditional and next generation services. OnCure provides services to a network of 11 physician groups that treat cancer patients at its 33 radiation oncology treatment centers, making it one of the largest strategically located networks of radiation oncology service providers. OnCure has treatment centers located in California, Florida and Indiana, where it provides the physician groups with the use of the facilities and with certain clinical services of treatment center staff, and administers the non-medical business functions of the treatment centers, such as technical staff recruiting, marketing, managed care contracting, receivables management and compliance, purchasing, information systems, accounting, human resource management and physician succession planning.

        The allocation of the purchase price was as follows (in thousands):

Preliminary Estimated Acquisition Consideration
Cash	$45,500
11.75% senior secured notes due January 2017	75,000
Assumed capital lease obligations & other notes	2,090
Fair value of contingent earn-out, represented by 11.75% senior secured notes due January 2017 issued into escrow	7,550

Total preliminary estimated acquisition consideration	$130,140

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

11. Acquisitions and other arrangements (Continued)

        The following table summarizes the allocation of the aggregate purchase price of OnCure, including assumed liabilities (in thousands):

Preliminary Estimated Acquisition Consideration Allocation
Cash and cash equivalents	$307
Accounts receivable	12,497
Inventories	199
Deferred income taxes—asset	4,875
Other currents assets	1,786
Accounts payable	(4,560)
Accrued expenses	(3,540)
Other current liabilities	—
Equity investments in joint ventures	1,625
Property and equipment	22,107
Intangible assets—management services agreements	57,739
Other noncurrent assets	265
Other long—term liabilities	(5,828)
Deferred income taxes—liability	(31,669)
Noncontrolling interest—nonredeemable	(1,299)
Goodwill	75,636

Preliminary estimated acquisition consideration	$130,140

        Net identifiable assets includes the following intangible assets (in thousands):

Management service agreements	$57,739

        The Company valued the management services agreements based on the income approach utilizing the excess earnings method. The Company considered a number of factors to value the management services agreements, including OnCure's performance projections, discount rates, strength of competition, and income tax rates. The management services agreements will be amortized on a straight- line basis over the terms of the respective agreements.

        The weighted-average amortization period for the acquired amortizable intangible assets at the time of the acquisition was approximately 11.6 years. Total amortization expense recognized for these acquired amortizable intangible assets totaled approximately $0.9 million for the year ended December 31, 2013.

        Estimated future amortization expense for OnCures's acquired amortizable intangible assets as of December 31, 2013 is as follows (in thousands):

2014	$5,563
2015	$5,563
2016	$5,464
2017	$5,464
2018	$5,195
Thereafter	$29,564

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

11. Acquisitions and other arrangements (Continued)

        The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill of $75.6 million, representing primarily the value of estimated cost savings and synergies expected from the transaction. The goodwill is not deductible for tax purposes and is included in the Company's U.S. domestic segment.

        On October 30, 2013, the Company acquired the assets of a radiation oncology practice located in Roanoke Rapids, North Carolina for approximately $2.2 million. The acquisition of the radiation oncology practice further expands the Company's presence in the Eastern North Carolina market. The allocation of the purchase price is to tangible assets of $0.3 million, a certificate of need of approximately $0.3 million, and goodwill of $1.6 million.

        During 2013, the Company acquired the assets of several physician practices in Arizona, Florida, North Carolina, New Jersey, and Rhode Island for approximately $0.8 million. The physician practices provide synergistic clinical services and an ICC service to its patients in the respective markets in which the Company provides radiation therapy treatment services. The allocation of the purchase price is to tangible assets of $0.8 million.

        On January 13, 2014, Carepoint purchased the membership interest in Quantum Care, LLC for approximately $1.9 million. CarePoint offers a comprehensive suite of cancer management solutions to insurers, providers, employers and other entities that are financially responsible for the health of defined populations. With proven capabilities to manage medical, radiation and surgical oncology care across the entire continuum of settings, CarePoint represents a unique offering in the health services marketplace. Advanced technology and third-party administrator services, cost management solutions and a focused oncology-specific clinical model enable CarePoint to improve quality and reduce total oncology cost of care for its clients. CarePoint tailors its solutions to the needs of each customer and provides assistance through full-risk transfer, "a la carte" administrative services only packages or hybrid models. The allocation of the purchase price is to tangible assets of $1.0 million, intangible assets of approximately $0.1 million, goodwill of $0.9 million and current liabilities of $0.1 million.

        On January 15, 2014 the Company purchased a 69% interest in a legal entity that operates a radiation oncology facility in Guatemala City, Guatemala for approximately $0.9 million plus the assumption of approximately $3.1 million in debt. This facility is strategically located in Guatemala City's medical corridor. The allocation of the purchase price is to tangible assets of $3.0 million, intangible assets of approximately $0.6 million ($0.2 million in hospital contracts, $0.3 million in tradename and $0.1 million in non-compete), goodwill of $1.1 million, noncontrolling interest-non redeemable of approximately $0.5 million and deferred tax liabilities of approximately $0.2 million.

        On February 10, 2014, the Company purchased a 65% equity interest in South Florida Radiation Oncology ("SFRO") for approximately $60 million, subject to working capital and other customary adjustments. The transaction was primarily funded with the proceeds of a new $60 million term loan facility that accrues interest at the Eurodollar Rate plus a margin of 10.50% per annum and matures on January 15, 2017 and $7.9 million of term loans to refinance existing SFRO debt.

        The Company accounted for the acquisition of SFRO under ASC 805, Business Combinations. SFRO's results of operations are included in the consolidated financial statements for periods ending after February 10, 2014, the acquisition date. Given the date of the acquisition, the Company has not completed the valuation of assets acquired and liabilities assumed which is in process.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

11. Acquisitions and other arrangements (Continued)

        The allocation of the preliminary purchase price was as follows (in thousands):

Preliminary Estimated Acquisition Consideration
Cash	$432
Term B Loan (net of original issue discount)	57,300
Seller financing note	2,000
Fair value of contingent earn-out	1,003

Total preliminary estimated acquisition consideration	$60,735

        The following table summarizes the allocation of the aggregate purchase price of SFRO, including assumed liabilities (in thousands):

Preliminary Estimated Acquisition Consideration Allocation
Accounts receivable	$14,564
Inventories	183
Other currents assets	1,329
Current liabilities	(13,797)
Property and equipment	19,798
Intangible assets—(non-compete agreement and tradename)	11,000
Other noncurrent assets	158
Long-term debt	(42,914)
Other long—term liabilities	(140)
Noncontrolling interest—redeemable	(28,420)
Goodwill	98,974

Preliminary estimated acquisition consideration	$60,735

        Net identifiable assets includes the following intangible assets (in thousands):

Trade name (1 year life)	$2,000
Non-compete agreement (5 year life)	9,000

$11,000

        The Company preliminarily valued the noncontrolling interest-redeemable considering a number of factors such as SFRO's performance projections, cost of capital, and consideration ascribed to applicable discounts for lack of control and marketability.

        The Company valued the trade name using the relief from royalty method, a derivation of the income approach that estimates the benefit of owning the trade name rather than paying royalties for the right to use a comparable asset. The Company considered a number of factors to value the trade name, including SFRO's performance projections, royalty rates, discount rates, strength of competition, and income tax rates.

        The Company valued the non-compete agreement using the discounted cash flow method, a derivation of the income approach that evaluates the difference in the sum of SFRO's present value of cash flows of two scenarios: (1) with the non-compete in place and (2) without the non-compete in place. The Company considered various factors in determining the non-compete value including SFRO's performance projections, probability of competition, income tax rates, and discount rates.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

11. Acquisitions and other arrangements (Continued)

        The weighted-average amortization period for the acquired amortizable intangible assets at the time of the acquisition was approximately 4.8 years. Total amortization expense recognized for these acquired amortizable intangible assets totaled approximately $0.6 million for the three months ended March 31, 2014.

        Estimated future amortization expense for SFRO's acquired amortizable intangible assets as of the acquisition date is as follows (in thousands):

2014	$3,483
2015	$1,967
2016	$1,800
2017	$1,800
2018	$1,800
Thereafter	$150

        The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill of $99.0 million, representing primarily the value of estimated cost savings and synergies expected from the transaction. The goodwill is not deductible for tax purposes and is included in the Company's U.S. domestic segment.

        During the three months ended March 31, 2014, the Company recorded $19.4 million of net patient service revenue and reported a net income of $0.4 million in connection with the SFRO acquisition.

        The following unaudited pro forma financial information is presented as if the purchase of OnCure and SFRO had occurred at the beginning of the comparable prior annual reporting periods presented below. The pro forma financial information is not necessarily indicative of what the Company's results of operations actually would have been had the Company completed the acquisition at the dates indicated. In addition, the unaudited pro forma financial information does not purport to project the future operating results of the combined company:

	Three Months Ended March 31,
(in thousands):	2014	2013
Pro forma total revenues	$244,416	$220,514
Pro forma net loss attributable to 21st Century Oncology Holdings, Inc. shareholder	$(30,907)	$(25,385)

        On March 26, 2014 the Company purchased a 75% interest in a legal entity that operates a radiation oncology facility in Villa Maria, Argentina for approximately $0.5 million. The allocation of the purchase price is to tangible assets of $0.5 million, goodwill of $0.6 million, noncontrolling interest-non redeemable of approximately $0.2 million and current liabilities of approximately $0.4 million.

        During 2014, the Company acquired the assets of several physician practices in Florida for approximately $0.3 million. The physician practices provide synergistic clinical services and an ICC service to its patients in the respective markets in which the Company provides radiation therapy treatment services. The allocation of the purchase price to tangible assets is $0.3 million.

        The operations of the foregoing acquisitions have been included in the accompanying consolidated statements of operations and comprehensive loss from the respective date of the acquisition.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

12. Goodwill

        The changes in the carrying amount of goodwill are as follows:

(in thousands):	Three Months Ended March 31, 2014	Year Ended December 31, 2013
Balance, beginning of period
Goodwill	$1,050,533	$958,379
Accumulated impairment losses*	(472,520)	(472,520)

Net goodwill, beginning of period	578,013	485,859

Goodwill acquired during the period	101,651	99,734
Impairment	—	—
Adjustments to purchase price allocations	(47)	(13)
Foreign currency translation	(4,269)	(7,567)

Balance, end of period
Goodwill	1,147,868	1,050,533
Accumulated impairment losses*	(472,520)	(472,520)

Net goodwill, end of period	$675,348	$578,013

*
Accumulated impairment losses incurred relate to the U.S. Domestic reporting segment.

13. Accrued Expenses

        Accrued expenses consist of the following:

(in thousands):	March 31, 2014	December 31, 2013
Accrued payroll and payroll related deductions and taxes	$22,865	$23,396
Accrued compensation arrangements	19,308	15,316
Accrued interest	34,409	13,426
Accrued other	14,343	11,883

Total accrued expenses	$90,925	$64,021

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

14. Long-term debt

        The Company's long-term debt consists of the following (in thousands):

	March 31, 2014	December 31, 2013
$90.0 million senior secured credit facility—(Term Facility) with interest rates at LIBOR (with a minimum rate of 1.0%) or prime (with a minimum rate of 2.0%) plus applicable margin (6.5% for LIBOR Loans and 5.50% for Base Rate Loans), secured on a first priority basis by a perfected security interest in substantially all of the Company's assets. Interest rates are at LIBOR plus applicable margin due at various maturity dates through October 15, 2016	88,169	87,989
$100.0 million senior secured credit facility—(Revolver Credit Facility) with interest rates at LIBOR or prime plus applicable margin, secured on a first priority basis by a perfected security interest in substantially all of the Company's assets. Interest rates are at LIBOR plus applicable margin due at various maturity dates through October 15, 2016	65,000	50,000
$380.1 million Senior Subordinated Notes due April 15, 2017; semi-annual cash interest payments due on April 15 and October 15, fixed interest rate of 9 7/8%	377,854	377,667
$350.0 million Senior Secured Second Lien Notes due January 15, 2017; semi-annual cash interest payments due on May 15 and November 15, fixed interest rate of 8 7/8%	349,013	348,926
$75.0 million Senior Secured Notes due January 15, 2017; semi-annual cash interest payments due on January 15 and July 15, fixed interest rate of 11 3/4%	75,000	75,000
Capital leases payable with various monthly payments plus interest at rates ranging from 1.0% to 19.1%, due at various maturity dates through March 2022	88,726	45,455
$60 million Term Loan B Facility that accrues interest at the Eurodollar Rate plus a margin of 10.50% per annum and matures on January 15, 2017	57,379	—
$7.9 million Term Loan A Facility that accrues interest at the Eurodollar Rate plus a margin of 5.75% per annum and matures on January 15, 2017	7,670	—
Various other notes payable and seller financing promissory notes with various monthly payments plus interest at rates ranging from 6.0% to 18.0%, due at various maturity dates through April 2021	9,840	6,629

	1,118,651	991,666
Less current portion	(31,172)	(17,536)

	$1,087,479	$974,130

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

14. Long-term debt (Continued)

Senior Subordinated Notes

        On April 20, 2010, the Company issued $310.0 million in aggregate principal amount of 9 7/8% senior subordinated notes due 2017 and repaid the existing $175.0 million in aggregate principal amount 13.5% senior subordinated notes due 2015, including accrued and unpaid interest and a call premium of approximately $5.3 million. The remaining proceeds were used to pay down $74.8 million of the Term Loan B and $10.0 million of the Revolver. A portion of the proceeds was placed in a restricted account pending application to finance certain acquisitions, including the acquisitions of a radiation treatment center and physician practices in South Carolina consummated on May 3, 2010. The Company incurred approximately $11.9 million in transaction fees and expenses, including legal, accounting and other fees and expenses associated with the offering, and the initial purchasers' discount of $1.9 million.

        In March 2011, 21st Century Oncology, Inc. ("21C"), a wholly owned subsidiary of Parent, issued to DDJ Capital Management, LLC, $50 million in aggregate principal amount of 9 7/8% Senior Subordinated Notes due 2017. The proceeds of $48.5 million were used (i) to fund the Company's acquisition of all of the outstanding membership units of MDLLC and substantially all of the interests of MDLLC's affiliated companies (the "MDLLC Acquisition"), not then controlled by the Company and (ii) to fund transaction costs associated with the MDLLC Acquisition. An additional $16.25 million in senior subordinated notes were issued to the seller in the transaction. In August 2013 we issued an additional $3.8 million of Senior Subordinated notes to the seller as a component of the MDLLC earn-out amount.

Senior Secured Second Lien Notes

        On May 10, 2012, the Company issued $350.0 million in aggregate principal amount of 8 7/8% Senior Secured Second Lien Notes due 2017 (the "Secured Notes").

        The Secured Notes were issued pursuant to an indenture, dated May 10, 2012 (the "Secured Notes Indenture"), among 21C, the guarantors signatory thereto and Wilmington Trust, National Association. The Secured Notes are senior secured second lien obligations of 21C and are guaranteed on a senior secured second lien basis by 21C, and each of 21C's domestic subsidiaries to the extent such guarantor is a guarantor of 21C's obligations under the Revolving Credit Facility (as defined below).

        Interest is payable on the Secured Notes on each May 15 and November 15, commencing November 15, 2012. 21C may redeem some or all of the Secured Notes at any time prior to May 15, 2014 at a price equal to 100% of the principal amount of the Secured Notes redeemed plus accrued and unpaid interest, if any, and an applicable make-whole premium. On or after May 15, 2014, 21C may redeem some or all of the Secured Notes at redemption prices set forth in the Secured Notes Indenture. In addition, at any time prior to May 15, 2014, 21C may redeem up to 35% of the aggregate principal amount of the Secured Notes, at a specified redemption price with the net cash proceeds of certain equity offerings.

        The Indenture contains covenants that, among other things, restrict the ability of the Company, 21C and certain of its subsidiaries to: incur, assume or guarantee additional indebtedness; pay dividends or redeem or repurchase capital stock; make other restricted payments; incur liens; redeem debt that is junior in right of payment to the Notes; sell or otherwise dispose of assets, including capital stock of subsidiaries; enter into mergers or consolidations; and enter into transactions with affiliates. These covenants are subject to a number of important exceptions and qualifications. In addition, in certain circumstances, if 21C sells assets or experiences certain changes of control, it must offer to purchase the Notes.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

14. Long-term debt (Continued)

        21C used the proceeds to repay its existing senior secured revolving credit facility of approximately $63.0 million and the Term Loan B portion of approximately $265.4 million, of its senior secured credit facilities, which were prepaid in their entirety, cancelled and replaced with the new Revolving Credit Facility described below, and to pay related fees and expenses. Any remaining net proceeds were used for general corporate purposes. 21C incurred approximately $14.4 million in transaction fees and expenses, including legal, accounting and other fees and expenses associated with the offering, and the initial purchasers' discount of $1.7 million.

Senior Secured Notes

        On October 25, 2013, the Company completed the acquisition of OnCure. The transaction included the issuance of $82.5 million in senior secured notes of OnCure, which accrue interest at a rate of 11.75% per annum and mature January 15, 2017, of which $7.5 million is subject to escrow arrangements and will be released to holders upon satisfaction of certain conditions. Interest is payable on the Secured Notes on each January 15 and July 15, commencing July 15, 2014.

Senior Secured Credit Facility

        On May 10, 2012, 21C entered into the Credit Agreement (the "Credit Agreement") among 21C, as borrower, the Company, Wells Fargo Bank, National Association, as administrative agent (in such capacity, the "Administrative Agent"), collateral agent, issuing bank and as swingline lender, the other agents party thereto and the lenders party thereto. On August 28, 2013, 21C entered into an Amendment Agreement (the "Amendment Agreement") to the credit agreement among 21C, the Company, the institutions from time to time party thereto as lenders, the Administrative Agent named therein and the other agents and arrangers named therein, dated as of May 10, 2012 (the "Original Credit Agreement" and, as amended and restated by the Amendment Agreement, the "Credit Agreement"). Pursuant to the terms of the Amendment Agreement the amendments to the Original Credit Agreement became effective on August 29, 2013.

        The Credit Agreement provides for credit facilities consisting of (i) a $90 million term loan facility (the "Term Facility") and (ii) a revolving credit facility provided for up to $100 million of revolving extensions of credit outstanding at any time (including revolving loans, swingline loans and letters of credit) (the "Revolving Credit Facility" and together with the Term Facility, the "Credit Facilities"). The Term Facility and the Revolving Credit Facility each have a maturity date of October 15, 2016.

        Loans under the Revolving Credit Facility and the Term Facility are subject to the following interest rates:

        (a)   for loans which are Eurodollar loans, for any interest period, at a rate per annum equal to (i) a floating index rate per annum equal to (A) the rate per annum determined on the basis of the rate for deposits in dollars for a period equal to such interest period commencing on the first day of such interest period appearing on Reuters Screen LIBOR01 Page as of 11:00 A.M., London time, two business days prior to the beginning of such interest period divided by (B) 1.0 minus the then stated maximum rate of all reserve requirements applicable to any member bank of the Federal Reserve System in respect of eurocurrency funding or liabilities as defined in Regulation D (or any successor category of liabilities under Regulation D) (provided that solely with respect to loans under the Term Facility, such floating index rate shall not be less than 1.00% per annum), plus (ii) an applicable margin (A) based upon a total leverage

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

14. Long-term debt (Continued)

pricing grid for loans under the Revolving Credit Facility or (B) equal to 6.50% per annum for loans under the Term Facility; and

        (b)   for loans which are base rate loans, at a rate per annum equal to (i) a floating index rate per annum equal to the greatest of (A) the Administrative Agent's prime lending rate at such time, (B) the overnight federal funds rate at such time plus 1/2 of 1%, and (C) the Eurodollar Rate for a Eurodollar loan with a one-month interest period commencing on such day plus 1.00% (provided that solely with respect to loans under the Term Facility, such floating index rate shall not be less than 2.00% per annum), plus (ii) an applicable margin (A) based upon a total leverage pricing grid for loans under the Revolving Credit Facility or (B) equal to 5.50% per annum for loans under the Term Facility.

        21C will pay certain recurring fees with respect to the Credit Facilities, including (i) fees on the unused commitments of the lenders under the Revolving Credit Facility, (ii) letter of credit fees on the aggregate face amounts of outstanding letters of credit and (iii) administration fees.

        The Credit Agreement contains customary representations and warranties, subject to limitations and exceptions, and customary covenants restricting the ability (subject to various exceptions) of 21C and certain of its subsidiaries to: incur additional indebtedness (including guarantee obligations); incur liens; engage in mergers or other fundamental changes; sell certain property or assets; pay dividends of other distributions; consummate acquisitions; make investments, loans and advances; prepay certain indebtedness, change the nature of their business; engage in certain transactions with affiliates; and incur restrictions on the ability of 21C's subsidiaries to make distributions, advances and asset transfers. In addition, as of the last business day of each month, 21C will be required to maintain a certain minimum amount of unrestricted cash and cash equivalents plus availability under the Revolving Credit Facility of not less than $15.0 million.

        The Credit Agreement contains customary events of default, including with respect to nonpayment of principal, interest, fees or other amounts; material inaccuracy of a representation or warranty when made; failure to perform or observe covenants; cross default to other material indebtedness; bankruptcy and insolvency events; inability to pay debts; monetary judgment defaults; actual or asserted invalidity or impairment of any definitive loan documentation and a change of control.

        The obligations of 21C under the Credit Facilities are guaranteed by the Company and certain direct and indirect wholly-owned domestic subsidiaries of 21C.

        The Credit Facilities and certain interest rate protection and other hedging arrangements provided by lenders under the Credit Facilities or its affiliates are secured on a first priority basis by security interests in substantially all of 21C's and each guarantor's tangible and intangible assets (subject to certain exceptions).

        The Revolving Credit Facility requires that the Company comply with certain financial covenants, including:

	Requirement at March 31, 2014	Level at March 31, 2014
Minimum permitted unrestricted cash and cash equivalents plus availability under the Revolving Credit Facility	>$15.0 million	$36.0 million

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

14. Long-term debt (Continued)

        The Revolving Credit Facility also requires that the Company comply with various other covenants, including, but not limited to, restrictions on new indebtedness, asset sales, capital expenditures, acquisitions and dividends, with which the Company was in compliance as of March 31, 2014.

        On April 15, 2014, the Company obtained a waiver of borrowing conditions due to a default of not providing audited financial statements for the year ended December 31, 2013 within 90 days after year end. The Company paid the administrative agent for the account of the Revolving Lenders a fee equal to 0.125% of such Lender's aggregate Commitments. The Senior Revolving Credit Facility provides for a 30 day cure period for the filing of the audited annual financial statements. The default was cured with the provision of the audited financial statements to the administrative agent on April 30, 2014.

Term Loan A and B Facilities

        On February 10, 2014, 21C East Florida and South Florida Radiation Oncology Coconut Creek, LLC ("Coconut Creek"), a subsidiary of SFRO, as borrowers (the "Borrowers"), the several lenders and other financial institutions or entities from time to time parties thereto and Cortland Capital Market Services LLC as administrative agent and collateral agent entered into a new credit agreement (the "SFRO Credit Agreement"). The SFRO Credit Agreement provides for a $60 million Term B Loan in favor of 21C East Florida ("Term B Loan") and $7.9 million Term A Loan in favor of Coconut Creek issued for purposes of refinancing existing SFRO debt ("Term A Loan" and together with the Term B Loan, the "SFRO Term Loans"). The SFRO Term Loans each have a maturity date of January 15, 2017.

        The SFRO Term Loans are subject to the following interest rates:

        (a)   for Term A Loans, for any interest period, at a rate per annum equal to (i) a floating index rate per annum equal to (A) the rate per annum determined on the basis of the rate for six month dollar deposits appearing on Reuters Screen LIBOR01 Page as of 11:00 A.M., London time, two business days prior to the beginning of such interest period divided by (B) 1.0 minus the then stated maximum rate of all reserve requirements applicable to any member bank of the Federal Reserve System in respect of Eurocurrency funding or liabilities as defined in Regulation D (or any successor category of liabilities under Regulation D) (provided that such floating index rate shall not be less than 1.25% per annum) (the "Eurodollar Rate"), plus (ii) an applicable margin equal to 5.75% per annum (provided that such rate per annum shall be 6.75% if Treasure Coast Medicine, LLC ("Treasure Coast Medicine") has not become a guarantor of the Term A Loan on or before the first interest payment date on or after February 10, 2014 and until the first occurring interest payment date on which Treasure Coast Medicine is a guarantor of the Term A Loan); and

        (b)   for Term B Loans, for any interest period, payable in cash (a "Cash Interest Payment") at a rate per annum equal to (i) the Eurodollar Rate, plus (ii) an applicable margin equal to 10.5% per annum (the "Cash Interest Rate"). Notwithstanding the foregoing, 21C East Florida may elect to have the Term B Loans bear interest for each day during any interest period payable as follows: (i) for the interest periods ending July 15, 2014 and January 15, 2015, at a rate equal to the Eurodollar Rate plus 11.75% per annum (the "PIK Interest Rate"), which interest shall be paid on the applicable interest payment date by adding the amount of such interest to the aggregate principal amount of the outstanding Loan (a "PIK Interest Payment"), (ii) for the interest periods ending July 15, 2015 and January 15, 2016, (A) one-quarter of the daily principal balance of the Term B Loans at the Cash Interest Rate payable as a Cash Interest Payment, plus (B) three-quarters of the daily principal balance of the Term B Loans at the PIK Interest Rate payable

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

14. Long-term debt (Continued)

as a PIK Interest Payment, or (iii) for the interest periods ending July 15, 2016 and January 15, 2017, (A) one-half at the Cash Interest Rate as a Cash Interest Payment plus (B) one-half of the daily principal balance of the Term B Loans at the PIK Interest Rate payable as a PIK Interest Payment.

        The SFRO Credit Agreement contains customary events of default, including with respect to nonpayment of principal, interest, fees or other amounts; material inaccuracy of a representation or warranty when made; failure to perform or observe covenants; cross default to other material indebtedness; bankruptcy and insolvency events; inability to pay debts; monetary judgment defaults; actual or asserted invalidity or impairment of any definitive loan documentation and a change of control.

        The obligations under the SFRO Credit Agreement of (i) 21C East Florida are secured on a first priority basis by security interests in substantially all of 21C East Florida's tangible and intangible assets (subject to certain exceptions) and (ii) Coconut Creek are secured by certain assets of Coconut Creek.

15. Commitments and Contingencies

Legal Proceedings

        The Company is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management, based on advice of legal counsel, that such litigation and claims will be resolved without material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

        On February 18, 2014, the Company was served with subpoenas from the Office of Inspector General of the Department of Health & Human Services acting with the assistance of the U.S. Attorney's Office for the Middle District of Florida who together have requested the production of medical records of patients treated by certain of the Company's physicians for the period from January 2007 to present regarding the ordering, billing and medical necessity of certain laboratory services as part of a civil False Claims Act investigation, as well as the Company's agreements with such physicians. The laboratory services under review relate to the utilization of fluorescence in situ hybridization ("FISH") laboratory tests ordered by certain of the Company's employed physicians and performed by the Company. The Company has recorded a liability of approximately $4.7 million that is included in accrued expenses in the condensed consolidated balance sheet as of December 31, 2013 and March 31, 2014. The recorded estimate is based on a probability weighted analysis of the low-end of the range of the liability that considers the facts currently known by the Company, review of qualitative and quantitative factors, and an assessment of potential outcomes under different scenarios used to assess the Company's exposure which may be used to determine a potential settlement should the Company decide not to litigate. The Company's recording of a liability related to this matter is not an admission of guilt. Depending on how this matter progresses, the exposure may be less than or more than the liability recorded and the Company will continue to reassess and adjust the liability until this matter is settled. The Company's estimate of the high-end of the range of exposure is $9.4 million.

        Based on reviews performed to date, the Company does not believe that it or its physicians knowingly submitted false claims in violation of applicable Medicare statutory or regulatory requirements. The Company is cooperating fully with the subpoena requests. The Company believes it has a meritorious position and will vigorously defend any claim that may be asserted.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

16. Segment and geographic information

        The Company operates in one line of business, which is operating physician group practices. As of March 1, 2011, due to the acquisition of MDLLC and Clinica de Radioterapia La Asuncion S.A., the Company's operations were reorganized into two geographically organized groups: the U.S. Domestic includes eight operating segments and International is an operating segment which are aggregated into one U.S. Domestic and one International reporting segment. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Transactions between reporting segments are properly eliminated. The Company assesses performance of and makes decisions on how to allocate resources to its operating segments based on multiple factors including current and projected facility gross profit and market opportunities. Facility gross profit is defined as total revenues less cost of revenues.

        Financial information by geographic segment is as follows (in thousands):

	Three Months ended March 31,
	2014	2013
Total revenues:
U.S. Domestic	$212,225	$153,294
International	21,172	20,683

Total	$233,397	$173,977

Facility gross profit:
U.S. Domestic	$55,848	$38,017
International	11,422	11,821

Total	$67,270	$49,838

Depreciation and amortization:
U.S. Domestic	$19,489	$14,129
International	1,233	1,042

Total	$20,722	$15,171

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

16. Segment and geographic information (Continued)

	March 31, 2014	December 31, 2013
Total assets:
U.S. Domestic	$1,162,804	$993,075
International	133,800	135,116

Total	$1,296,604	$1,128,191

Property and equipment:
U.S. Domestic	$251,941	$222,475
International	23,229	17,896

Total	$275,170	$240,371

Capital expenditures:*
U.S. Domestic	$24,788	$38,626
International	4,670	5,172

Total	$29,458	$43,798

Acquisition-related goodwill and intangible assets:
U.S. Domestic	$695,113	$587,895
International	71,376	75,143

Total	$766,489	$663,038

*
includes capital lease obligations related to capital expenditures

        The reconciliation of the Company's reportable segment profit and loss is as follows (in thousands):

	Three Months ended March 31,
	2014	2013
Facility gross profit	$67,270	$49,838
Less:
General and administrative expenses	30,114	20,735
General and administrative salaries	27,304	20,741
General and administrative depreciation and amortization	4,810	2,845
Provision for doubtful accounts	4,296	3,075
Interest expense, net	27,527	19,944
Fair value adjustment of earn-out liability	199	—
Loss on sale leaseback transaction	135	—
Foreign currency transaction loss	28	44
(Gain) loss on foreign currency derivative contracts	(4)	52

Loss before income taxes	$(27,139)	$(17,598)

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

17. Unaudited Pro Forma Disclosure

        The Company has filed a registration statement under the Securities Act of 1933 to sell common stock. Immediately prior to the completion of this offering, the Company expects to effect a 15,965-for-1 stock split and adjust the number of shares under the Fourth Amended and Restated Limited Liability Company Agreement and the Amended and Restated Certificate of Incorporation of 21st Century Oncology Holdings, Inc.

	Three Months ended March 31,
	2014	2013
Basic	16,412,186	16,364,291

Diluted	16,412,186	16,364,291

        The following table reflects the potentially dilutive securities after the expected effect of the 15,965-for-1 stock split that were excluded from the calculation of diluted earnings per common share during the periods presented as the effect was anti-dilutive:

	Three Months ended March 31,
	2013	2012
Class M units and executive bonus plan	820,609	—
IPO grants	1,707,855	—
Class N units	10	—
Class MEP units	73,624	349,356

Total	3,247,878	349,356

18. Supplemental Consolidating Financial Information

        21C's payment obligations under the senior secured credit facility, senior secured second lien notes, and senior subordinated notes are guaranteed by Parent, which owns 100% of 21C and certain domestic subsidiaries of 21C, all of which are, directly or indirectly, 100% owned by 21C (the "Subsidiary Guarantors" and, collectively with Parent, the "Guarantors"). Such guarantees are full, unconditional and joint and several. The consolidated joint ventures, foreign subsidiaries and professional corporations of the Company are non-guarantors. The following supplemental financial information sets forth, on an unconsolidated basis, balance sheets, statements of operations and comprehensive income (loss), and statements of cash flows information for Parent, 21C, the Subsidiary Guarantors and the non-guarantor subsidiaries. The supplemental financial information reflects the investment of Parent and 21C and subsidiary guarantors using the equity method of accounting.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

18. Supplemental Consolidating Financial Information (Continued)

CONDENSED CONSOLIDATING BALANCE SHEETS (UNAUDITED)
as of March 31, 2014
(in thousands)

	Parent	21C	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$680	$120	$3,340	$8,146	$—	$12,286
Restricted cash	—	—	3,703	10,377	—	14,080
Accounts receivable, net	—	32	77,257	66,180	—	143,469
Intercompany receivables	1,361	—	102,790	—	(104,151)	—
Prepaid expenses	—	98	7,862	1,035	—	8,995
Inventories	—	—	4,292	681	—	4,973
Deferred income taxes	(118)	(4,909)	5,027	184	—	184
Other	2,282	—	10,637	363	—	13,282

Total current assets	4,205	(4,659)	214,908	86,966	(104,151)	197,269
Equity investments in joint ventures	(138,111)	807,637	89,708	42	(756,507)	2,769
Property and equipment, net	—	—	211,504	63,666	—	275,170
Real estate subject to finance obligation	—	—	15,175	—	—	15,175
Goodwill	—	—	507,507	167,841	—	675,348
Intangible assets, net	—	—	63,402	27,739	—	91,141
Other assets	—	16,381	16,085	7,266	—	39,732
Intercompany note receivable	—	6,250	972	—	(7,222)	—

Total assets	$(133,906)	$825,609	$1,119,261	$353,520	$(867,880)	$1,296,604

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$—	$544	$53,365	$18,174	$—	$72,083
Intercompany payables	—	76,355	—	27,796	(104,151)	—
Accrued expenses	—	28,848	47,759	14,318	—	90,925
Income taxes payable	(598)	2,816	(1,494)	1,459	—	2,183
Current portion of long-term debt	—	—	16,157	15,015	—	31,172
Current portion of finance obligation	—	—	255	—	—	255
Other current liabilities	—	—	10,500	8,864	—	19,364

Total current liabilities	(598)	108,563	126,542	85,626	(104,151)	215,982
Long-term debt, less current portion	—	880,037	112,627	94,815	—	1,087,479
Finance obligation, less current portion	—	—	15,915	—	—	15,915
Other long-term liabilities	—	—	34,738	9,765	—	44,503
Deferred income taxes	(458)	(24,859)	27,820	2,108	—	4,611
Intercompany note payable	—	—	—	7,222	(7,222)	—

Total liabilities	(1,056)	963,741	317,642	199,536	(111,373)	1,368,490
Noncontrolling interests—redeemable	—	—	—	28,918	16,034	44,952
Total 21st Century Oncology Holdings, Inc. shareholder's (deficit) equity	(132,850)	(138,132)	801,619	125,066	(788,553)	(132,850)
Noncontrolling interests—nonredeemable	—	—	—	—	16,012	16,012

Total (deficit) equity	(132,850)	(138,132)	801,619	125,066	(772,541)	(116,838)

Total liabilities and (deficit) equity	$(133,906)	$825,609	$1,119,261	$353,520	$(867,880)	$1,296,604

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

18. Supplemental Consolidating Financial Information (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
Three Months Ended March 31, 2014
(in thousands)

	Parent	21C	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
Revenues:
Net patient service revenue	$—	$—	$130,738	$83,170	$—	$213,908
Management fees	—	—	16,319	278	—	16,597
Other revenue	—	21	2,599	310	—	2,930
(Loss) income from equity investment	(39,184)	(17,437)	(8,116)	9	64,690	(38)
Intercompany revenue	—	207	19,205	—	(19,412)	—

Total revenues	(39,184)	(17,209)	160,745	83,767	45,278	233,397
Expenses:
Salaries and benefits	34	—	92,371	33,504	—	125,909
Medical supplies	—	—	15,537	6,197	—	21,734
Facility rent expenses	—	—	11,679	3,816	—	15,495
Other operating expenses	—	—	8,899	5,482	—	14,381
General and administrative expenses	—	131	25,184	4,799	—	30,114
Depreciation and amortization	—	—	17,339	3,383	—	20,722
Provision for doubtful accounts	—	—	2,791	1,505	—	4,296
Interest expense, net	—	21,919	3,835	1,773	—	27,527
Electronic health records incentive payment	—	—	68	(68)	—	—
Loss on sale leaseback transaction	—	—	135	—	—	135
Fair value adjustment of earn-out liability	—	—	199	—	—	199
Loss on foreign currency transactions	—	—	—	28	—	28
Gain on foreign currency derivative contracts	—	(4)	—	—	—	(4)
Intercompany expenses	—	—	—	19,412	(19,412)	—

Total expenses	34	22,046	178,037	79,831	(19,412)	260,536

(Loss) income before income taxes	(39,218)	(39,255)	(17,292)	3,936	64,690	(27,139)
Income tax (benifit) expense	—	(50)	1	2,155	—	2,106

Net (loss) income	(39,218)	(39,205)	(17,293)	1,781	64,690	(29,245)
Net income attributable to noncontrolling interests—redeemable and non-redeemable	—	—	—	(498)	(438)	(936)

Net (loss) income attributable to 21st Century Oncology Holdings, Inc. shareholder	(39,218)	(39,205)	(17,293)	1,283	64,252	(30,181)
Unrealized comprehensive (loss) income:	—	—	—	(9,856)	—	(9,856)

Comprehensive (loss) income	(39,218)	(39,205)	(17,293)	(8,075)	64,690	(39,101)

Comprehensive income attributable to noncontrolling interests-redeemable and non-redeemable:	—	—	—	—	(117)	(117)

Comprehensive (loss) income attributable to 21st Century Oncology Holdings, Inc. shareholder	$(39,218)	$(39,205)	$(17,293)	$(8,075)	$64,573	$(39,218)

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

18. Supplemental Consolidating Financial Information (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)
Three Months Ended March 31, 2014
(in thousands)

Cash flows from operating activities	Parent	21C	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
Net (loss) income	$(39,218)	$(39,205)	$(17,293)	$1,781	$64,690	$(29,245)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation	—	—	14,494	2,243	—	16,737
Amortization	—	—	2,845	1,140	—	3,985
Deferred rent expense	—	—	100	(239)	—	(139)
Deferred income taxes	—	(96)	—	140	—	44
Stock-based compensation	35	—	—	—	—	35
Provision for doubtful accounts	—	—	2,791	1,505	—	4,296
Loss on the sale of property and equipment	—	—	43	(28)	—	15
Loss on sale leaseback transaction	—	—	135	—	—	135
Gain on foreign currency transactions	—	—	—	(49)	—	(49)
Gain on foreign currency derivative contracts	—	(4)	—	—	—	(4)
Fair value adjustment of earn-out liability	—	—	199	—	—	199
Amortization of debt discount	—	455	33	84	—	572
Amortization of loan costs	—	1,465	—	28	—	1,493
Equity interest in net loss (earnings) of joint ventures	39,184	17,437	8,116	(9)	(64,690)	38
Distribution received from unconsolidated joint ventures	—	—	54	—		54
Changes in operating assets and liabilities:
Accounts receivable and other current assets	—	(2)	(11,881)	(10,738)	—	(22,621)
Income taxes payable	645	22	(143)	878	—	1,402
Inventories	—	—	(662)	273	—	(389)
Prepaid expenses	—	29	(278)	821	—	572
Intercompany payable / receivable	1,401	(8,985)	2,696	4,888	—	—
Accounts payable and other current liabilities	(830)	(51)	(330)	5,072	—	3,861
Accrued deferred compensation	—	—	(59)	99	—	40
Accrued expenses / other current liabilities	—	17,146	5,441	(3,923)	—	18,664

Net cash provided by (used in) operating activities	1,217	(11,789)	6,301	3,966	—	(305)
Cash flows from investing activities
Purchases of property and equipment	—	—	(12,925)	(6,138)	—	(19,063)
Acquisition of medical practices	—	—	(2,200)	(47,119)	—	(49,319)
Restricted cash associated with medical practices	—	2	63	(10,377)	—	(10,312)
Proceeds from the sale of property and equipment	—	—	1	72	—	73
Loans to employees	—	—	(261)	(33)	—	(294)
Intercompany notes to / from affiliates	—	(2,400)	(198)	2,598	—	—
Contribution of capital to joint venture entities	—	(2,315)	(239)	—	2,239	(315)
Distributions received from joint venture entities	—	—	45	—	(45)	—
Premiums on life insurance policies	—	—	81	(86)	—	(5)
Change in other assets and other liabilities	—	250	(55)	13	—	208

Net cash (used in) provided by investing activities	—	(4,463)	(15,688)	(61,070)	2,194	(79,027)
Cash flows from financing activities
Proceeds from issuance of debt	—	32,000	5,650	60,409	—	98,059
Principal repayments of debt	—	(17,000)	(3,946)	(2,633)	—	(23,579)
Repayments of finance obligation	—	—	(61)	—	—	(61)
Proceeds from equity contribution	—	—	2,000	468	(2,239)	229
Proceeds from noncontrolling interest holders—redeemable and non-redeemable	—	1,250	—	—	—	1,250
Cash distributions to noncontrolling interest holders—redeemable and non-redeemable	—	—	—	—	(45)	(45)
Cash distributions to shareholders	—	—	—	(90)	90	—
Payments of costs for equity securities offering	(698)	—	—	—		(698)
Payments of loan costs	—	—	—	(967)		(967)

Net cash (used in) provided by financing activities	(698)	16,250	3,643	57,187	(2,194)	74,188

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(32)	—	(32)
Net (decrease) increase in cash and cash equivalents	519	(2)	(5,744)	51	—	(5,176)
Cash and cash equivalents, beginning of period	161	122	9,084	8,095	—	17,462

Cash and cash equivalents, end of period	$680	$120	$3,340	$8,146	$—	$12,286

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

18. Supplemental Consolidating Financial Information (Continued)

CONDENSED CONSOLIDATING BALANCE SHEETS
as of December 31, 2013
(in thousands)

	Parent	21C	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$161	$122	$9,084	$8,095	$—	$17,462
Restricted cash	—	2	3,766	—	—	3,768
Accounts receivable, net	—	5	67,752	49,287	—	117,044
Intercompany receivables	2,762	—	105,468	—	(108,230)	—
Prepaid expenses	—	127	6,665	785	—	7,577
Inventories	—	—	3,622	771	—	4,393
Deferred income taxes	(118)	(4,909)	5,027	375	—	375
Other	1,323	21	11,137	53	—	12,534

Total current assets	4,128	(4,632)	212,521	59,366	(108,230)	163,153
Equity investments in subsidiaries	(99,011)	823,941	97,672	42	(820,089)	2,555
Property and equipment, net	—	—	203,378	36,993	—	240,371
Real estate subject to finance obligation	—	—	19,239	—	—	19,239
Goodwill	—	—	506,791	71,222	—	578,013
Intangible assets, net	—	—	66,140	18,885	—	85,025
Other assets	—	18,096	15,634	6,105	—	39,835
Intercompany note receivable	—	3,850	774	—	(4,624)	—

Total assets	$(94,883)	$841,255	$1,122,149	$192,613	$(932,943)	$1,128,191

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$569	$595	$49,234	$7,215	$—	$57,613
Intercompany payables	—	85,356	—	22,874	(108,230)	—
Accrued expenses	—	11,702	42,198	10,121	—	64,021
Income taxes payable	(1,243)	2,794	(411)	1,232	—	2,372
Current portion of long-term debt	—	—	14,048	3,488	—	17,536
Current portion of finance obligation	—	—	317	—	—	317
Other current liabilities	—	—	10,908	1,329	—	12,237

Total current liabilities	(674)	100,447	116,294	46,259	(108,230)	154,096
Long-term debt, less current portion	—	864,582	108,540	1,008	—	974,130
Finance obligation, less current portion	—	—	20,333	—	—	20,333
Other long-term liabilities	—	—	32,250	6,203	—	38,453
Deferred income taxes	(458)	(24,763)	27,820	1,899	—	4,498
Intercompany note payable	—	—	—	4,624	(4,624)	—

Total liabilities	(1,132)	940,266	305,237	59,993	(112,854)	1,191,510
Noncontrolling interests—redeemable	—	—	—	—	15,899	15,899
Total 21st Century Oncology Holdings, Inc. shareholder's (deficit) equity	(93,751)	(99,011)	816,912	132,620	(850,521)	(93,751)
Noncontrolling interests—nonredeemable	—	—	—	—	14,533	14,533

Total (deficit) equity	(93,751)	(99,011)	816,912	132,620	(835,988)	(79,218)

Total liabilities and (deficit) equity	$(94,883)	$841,255	$1,122,149	$192,613	$(932,943)	$1,128,191

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

18. Supplemental Consolidating Financial Information (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
Three Months Ended March 31, 2013
(in thousands)

	Parent	21C	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Revenues:
Net patient service revenue	$—	$—	$112,937	$59,036	$—	$171,973
Other revenue	—	—	2,136	(8)	—	2,128
(Loss) income from equity investment	(21,564)	(2,130)	(519)	9	24,080	(124)
Intercompany revenue	—	173	18,946	—	(19,119)	—

Total revenues	(21,564)	(1,957)	133,500	59,037	4,961	173,977
Expenses:
Salaries and benefits	191	—	73,562	22,500	—	96,253
Medical supplies	—	—	13,456	2,386	—	15,842
Facility rent expenses	—	—	8,597	1,586	—	10,183
Other operating expenses	—	—	7,133	3,143	—	10,276
General and administrative expenses	—	327	16,936	3,472	—	20,735
Depreciation and amortization	—	—	13,197	1,974	—	15,171
Provision for doubtful accounts	—	—	1,944	1,131	—	3,075
Interest expense, net	—	19,226	652	66	—	19,944
Loss foreign currency transactions	—	—	—	44	—	44
Loss on foreign currency derivative contracts	—	52	—	—	—	52
Intercompany expenses	—	—	—	19,119	(19,119)	—

Total expenses	191	19,605	135,477	55,421	(19,119)	191,575

(Loss) income before income taxes	(21,755)	(21,562)	(1,977)	3,616	24,080	(17,598)
Income tax expense	—	2	—	1,777	—	1,779

Net (loss) income	(21,755)	(21,564)	(1,977)	1,839	24,080	(19,377)
Net income attributable to noncontrolling interests—redeemable and non-redeemable	—	—	—	—	(364)	(364)

Net (loss) income attributable to 21st Century Oncology Holdings, Inc. shareholder	(21,755)	(21,564)	(1,977)	1,839	23,716	(19,741)
Unrealized comprehensive loss:	—	—	—	(2,181)	—	(2,181)

Comprehensive (loss) income	(21,755)	(21,564)	(1,977)	(342)	24,080	(21,558)

Comprehensive income attributable to noncontrolling interests-redeemable and non-redeemable:	—	—	—	—	(197)	(197)

Comprehensive (loss) income attributable to 21st Century Oncology Holdings, Inc. shareholder	$(21,755)	$(21,564)	$(1,977)	$(342)	$23,883	$(21,755)

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (unaudited) (Continued)

18. Supplemental Consolidating Financial Information (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)
Three Months Ended March 31, 2013
(in thousands)

	Parent	21C	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
Cash flows from operating activities
Net (loss) income	$(21,755)	$(21,564)	$(1,977)	$1,839	$24,080	$(19,377)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation	—	—	11,434	1,614	—	13,048
Amortization	—	—	1,763	360	—	2,123
Deferred rent expense	—	—	157	50	—	207
Deferred income taxes	1	(140)	1	(353)	—	(491)
Stock-based compensation	191	—	—	—	—	191
Provision for doubtful accounts	—	—	1,944	1,131	—	3,075
Loss on the sale of property and equipment	—	—	30	36	—	66
Loss on foreign currency transactions	—	—	—	26	—	26
Loss on foreign currency derivative contracts	—	52	—	—	—	52
Amortization of debt discount	—	190	—	—	—	190
Amortization of loan costs	—	1,367	—	—	—	1,367
Equity interest in net loss (earnings) of joint ventures	21,564	2,130	519	(9)	(24,080)	124
Changes in operating assets and liabilities:
Accounts receivable and other current assets	—	—	(8,117)	(5,756)	—	(13,873)
Income taxes payable	—	1,092	(1,423)	411	—	80
Inventories	—	—	(320)	169	—	(151)
Prepaid expenses	—	(3)	(952)	97	—	(858)
Intercompany payable / receivable	(12)	521	(6,202)	5,693	—	—
Accounts payable and other current liabilities	—	(129)	6,154	7	—	6,032
Accrued deferred compensation	—	—	266	85	—	351
Accrued expenses / other current liabilities	—	16,648	733	(1,470)	—	15,911

Net cash (used in) provided by operating activities	(11)	164	4,010	3,930	—	8,093
Cash flows from investing activities
Purchases of property and equipment	—	—	(8,455)	(1,419)	—	(9,874)
Acquisition of medical practices	—	—	(130)	—	—	(130)
Loans to employees	—	—	(75)	(36)	—	(111)
Intercompany notes to / from affiliates	—	—	(203)	203	—	—
Contribution of capital to joint venture entities	—	(217)	—	—	—	(217)
Distributions received from joint venture entities	—	52	211	—	(263)	—
Premiums on life insurance policies	—	—	(174)	(84)	—	(258)
Change in other assets and other liabilities	—	—	349	25	—	374

Net cash used in investing activities	—	(165)	(8,477)	(1,311)	(263)	(10,216)
Cash flows from financing activities
Proceeds from issuance of debt	—	—	—	589	—	589
Net proceeds from revolving credit facility	—	26,500	—	—	—	26,500
Principal repayments of debt	—	(26,500)	(1,710)	(1,219)	—	(29,429)
Repayments of finance obligation	—	—	(56)	—	—	(56)
Cash distributions to noncontrolling interest holders—redeemable and non-redeemable	—	—	—	—	(157)	(157)
Cash distributions to shareholders	—	—	—	(420)	420	—

Net cash (used in) provided by financing activities	—	—	(1,766)	(1,050)	263	(2,553)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(7)	—	(7)
Net (decrease) increase in cash and cash equivalents	(11)	(1)	(6,233)	1,562	—	(4,683)
Cash and cash equivalents, beginning of period	168	124	6,545	8,573	—	15,410

Cash and cash equivalents, end of period	$157	$123	$312	$10,135	$—	$10,727